                                                       REGISTRATION NO. 33-53692
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                            ------------------------


                              POST-EFFECTIVE NO. 3
                                     TO THE
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                            ------------------------

  A.   Exact name of trust: Separate Account VL I

  B.   Name of depositor: Hartford Life Insurance Company

  C.   Complete address of depositor's principal executive offices:
        P.O. Box 2999, Hartford, CT 06104-2999

  D.   Name and address of agent for service:
        Rodney J. Vessels, Esquire, Counsel
        The Hartford Life Insurance Companies, P.O. Box 2999, Hartford, CT 06104-2999

  E.   Title and amount of securities being registered:

       An indefinite amount of Flexible Premium Variable Life Insurance Policies was previously registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

  F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

  G.   Amount of Filing Fee: Paid

  H.   Approximate date of proposed public offering:

       As soon as practicable after the effective date of this registration statement.

                            ------------------------


It is proposed that this filing will become effective:
/ / immediately upon filing pursuant to paragraph (b) of Rule 485 /X/ on (May 1, 1995) pursuant to paragraph (b)(1)(v) of Rule 485 / / 60 days after filing pursuant to paragraph (a)(1) of Rule 485 / / on May 1, 1995 pursuant to paragraph (a)(1) of Rule 485
/ / 75 days after filing pursuant to paragraph (a)(2) of Rule 485
/ / on        pursuant to paragraph (a)(2) of Rule 485


                            ------------------------

THE REGISTRANT HEREBY REPRESENTS THAT IT IS RELYING ON SECTION (B)(13)(I)(A) OF RULE 6E-3(T).

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
                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

 ITEM NO. OF
 FORM N-8B-2                                          CAPTION IN PROSPECTUS
- -------------  ---------------------------------------------------------------------------------------------------
        1.     Cover page
        2.     Cover page
        3.     Not applicable
        4.     The Company; Distribution of the Policies
        5.     Summary -- Separate Account VL I; Separate Account VL I -- General
        6.     Separate Account VL I -- General
        7.     Not required by Form S-6
        8.     Not required by Form S-6
        9.     Legal Proceedings
       10.     Summary; Separate Account VL I -- Funds; The Policy -- Application for a Policy; Detailed
               Description of Policy Benefits and Provisions; Other Matters -- Voting Rights, Dividends
       11.     Summary; Separate Account VL I -- Funds
       12.     Summary; Separate Account VL I -- Funds
       13.     Deductions and Charges from the Account Value; Distribution of the Policies; Federal Tax
               Considerations
       14.     The Policy -- Application for a Policy
       15.     The Policy -- Allocation of Premium Payments
       16.     Separate Account VL I -- Funds; The Policy -- Allocation of Premium Payments
       17.     Summary; Policy Benefits and Rights -- Cash Value and Amount Payable on Surrender of the Policy,
               Right to Examine Rights and Surrender Continuation Options
       18.     Separate Account VL I -- Funds; Deduction and Charges from the Account Value; Federal Tax
               Considerations
       19.     Other Matters -- Statements to Policy Owners
       20.     Not applicable
       21.     Detailed Description of Policy Benefits and Provisions -- Policy Loans
       22.     Not applicable
       23.     Safekeeping of Separate Account Assets
       24.     Other Matters -- Assignment
       25.     The Company
       26.     Not applicable
       27.     The Company
       28.     The Company; Management
       29.     The Company
       30.     Not applicable
       31.     Not applicable
       32.     Not applicable
       33.     Not applicable
       34.     Not applicable
       35.     Distribution of the Policies
       36.     Not required by Form S-6
       37.     Not applicable
       38.     Distribution of the Policies
       39.     The Company; Distribution of the Policies
       40.     Not applicable

 ITEM NO. OF
 FORM N-8B-2                                          CAPTION IN PROSPECTUS
- -------------  ---------------------------------------------------------------------------------------------------
       41.     The Company; Distribution of the Policies
       42.     Not applicable
       43.     Not applicable
       44.     The Policy -- Allocation of Premium Payments
       45.     Not applicable
       46.     Detailed Description of Policy Benefits and Provisions -- Cash Value
       47.     Separate Account VL I -- Funds
       48.     Cover page; The Company
       49.     Not applicable
       50.     Separate Account VL I -- General
       51.     Summary; The Company; The Policy; Detailed Description of Policy Benefits and Provisions; Other
               Matters -- Beneficiary
       52.     Separate Account VL I -- Funds, Investment Advisers
       53.     Federal Tax Considerations
       54.     Not applicable
       55.     Not applicable
       56.     Not required by Form S-6
       57.     Not required by Form S-6
       58.     Not required by Form S-6
       59.     Not required by Form S-6

     HARTFORD
     LIFE INSURANCE COMPANY
     STAG VARIABLE LIFE
     Flexible Premium
     Variable Life Insurance Policies
     [LOGO]

   This Prospectus describes a flexible premium variable life insurance policy (the "Policies," and each individually a "Policy") offered by Hartford Life Insurance Company (the "Hartford") to applicants age 80 and under. For a given amount of Death Benefit chosen, the Purchaser of the Policy has considerable flexibility in selecting the timing and amount of premium payments. In addition, the Purchaser can select a Guarantee Period, of from one to ten years, during which additional guarantees are provided. Among these is the guarantee that the Death Benefit will be no less than the Initial Face Amount and the Policy will not lapse as long as certain Scheduled Premiums are paid or are provided for by favorable investment experience. Unscheduled Premium Payments are also allowed.

   The Guarantee Period selected by You will affect the benefits provided by the Policy. In general, the longer the Guarantee Period is, the higher the Front-End Sales Loads and Surrender Charges are. However, the advantages of a longer Guarantee Period include lower Cost of Insurance rates and lower
 Mortality and Expense Risk Rates. See "Guarantee Period" on page for more details.

   Sales agents can provide prospective purchasers with individualized sales illustrations which reflect all the fees and charges associated with the Policy options selected.

   The Policies provide for a death benefit payable at the Insured's death. The Policy Owner may select one of three death benefit options; a fixed amount equal to the Face Amount, a variable amount equal to the Face Amount plus the Account Value, or a variable amount equal to the Face Amount plus a return of Scheduled Premiums.

   Under all three options, the Policies have Cash Values which increase with the payment of each premium and which decrease to reflect fees and charges made by the Hartford. These fees and charges vary depending on the face amount of the Policy, the age of the Insured, the level of the premiums paid, and the length of the Guarantee Period.

   If a Policy is surrendered during the first two Policy Years, the Policy Owner may be entitled to a refund of excess loads in addition to the Cash Surrender Value.

   There is no guaranteed minimum cash value for a Policy. The Cash Value of a Policy will also vary up or down to reflect the investment experience of the Funds to which the premium payment(s) has been allocated and the Policy Owner bears the investment risk for all amounts so allocated.

   The initial premium will be allocated to Hartford Money Market Sub-Account and after the Right to Examine Period has expired, to one or more of the Sub-Accounts or to the Fixed Account as specified in the Policy Owner's application. The Funds underlying the Sub-Accounts presently are: Hartford Advisers Fund, Inc., Hartford Aggressive Growth Fund, Inc., Hartford Bond Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc. managed by Hartford Investment Management Company (the "Hartford Funds"), the PCM Diversified Income Fund, PCM Global Asset Allocation Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunties Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund managed by The Putnam Management Company, Inc. (the "Putnam Funds"), and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio managed by Fidelity Management & Research Company (the "Fidelity Funds").

   These Policies are subject to a Front-End Sales Load and Surrender Charge which are set forth in our standard illustration on pages - . In addition, there are examples on page and to help you in your selection of a Guarantee Period.

   MAXIMUM FRONT-END SALES LOADS ARE 50% OF THE PREMIUMS PAID IN THE FIRST POLICY YEAR, 11% IN YEARS 2 THROUGH 10 AND 3% IN YEARS 11 AND LATER. THE MAXIMUM SURRENDER CHARGE UNDER THE POLICY IS 110% OF THE PREMIUM PAID IN THE FIRST POLICY YEAR. HOWEVER, ACTUAL CHARGES MAY BE LESS. SEE "FRONT-END SALES LOAD" ON PAGE , "SURRENDER CHARGES" ON PAGE , AND "REFUND OF EXCESS LOADS"
 ON PAGE   FOR MORE DETAILS.
 ------------------------------------------------------------------------------

 IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 ------------------------------------------------------------------------------

 The date of this Prospectus is May 1, 1995.
 ------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
 SPECIAL TERMS...........................................................    4
 SUMMARY.................................................................    6
 DETAILED DESCRIPTION OF POLICY BENEFITS AND PROVISIONS..................   11
   General...............................................................   11
   Premiums..............................................................   11
     Premium Payment Flexibility.........................................   11
     Scheduled Premiums..................................................   11
     Unscheduled Premiums................................................   12
     Allocation of Premium Payments......................................   12
     Accumulation Units..................................................   12
     Accumulation Unit Values............................................   12
     Premium Limitation..................................................   13
   Cash Values...........................................................   13
     Amount Payable on Surrender of the Policy...........................   13
     Load Refund.........................................................   13
     Partial Withdrawals.................................................   13
   Transfers of Account Value............................................   14
     Amount and Frequency of Transfers...................................   14
     Transfers to or from Sub-Accounts...................................   14
     Transfers from the Fixed Account....................................   14
   Policy Loans..........................................................   14
     Loan Interest.......................................................   15
     Credited Interest...................................................   15
     Preferred Loan......................................................   15
     Loan Repayments.....................................................   15
     Termination Due to Excessive Indebtedness...........................   15
     Effect of Loans on Account Value....................................   15
 Death Benefit...........................................................   15
     Death Benefit Option................................................   15
     Option Change.......................................................   16
     Death Benefit Guarantee.............................................   16
     Minimum Death Benefit...............................................   16
     Increases and Decreases in Face Amount..............................   16
   Benefits at Maturity..................................................   17
   Lapse and Reinstatement...............................................   17
     Policy Surplus......................................................   17
     Lapse and Grace Period..............................................   17
     Reinstatement.......................................................   18
     Automatic Premium Loan Option.......................................   18
   The Right to Examine the Policy.......................................   18
   Surrender/Continuation Options........................................   19
     Option Descriptions.................................................   19
   Valuation of Payments and Transfers...................................   20
   Last Survivor Policy..................................................   20
   Application for a Policy..............................................   20
   Deductions from the Premium...........................................   20
     Front-end Sales Load................................................   20
     Premium Related Tax Charge..........................................   21
   Deductions and Charges from the Account Value.........................   21
     Monthly Deduction Amounts...........................................   21
     Surrender Charges...................................................   22
     Examples of Front-End Sales Loads and Surrender Charges.............   23
     Charges Against the Funds...........................................   24
     Taxes...............................................................   25

 THE COMPANY.............................................................   25
 SEPARATE ACCOUNT VL I...................................................   25
   General...............................................................   25
   Funds.................................................................   26
       Hartford Funds....................................................   26
       Putnam Funds......................................................   27
       Fidelity Funds....................................................   28
   Investment Adviser....................................................   29
       Hartford Funds....................................................   29
       Putnam Funds......................................................   29
       Fidelity Funds....................................................   29
 THE FIXED ACCOUNT.......................................................   30
 OTHER MATTERS...........................................................   30
   Voting Rights.........................................................   30
   Statements to Policy Owners...........................................   31
   Limit on Right to Contest.............................................   31
   Misstatement as to Age................................................   31
   Payment Options.......................................................   31
   Beneficiary...........................................................   32
   Assignment............................................................   32
   Dividends.............................................................   32
 SUPPLEMENTAL BENEFITS...................................................   32
   Deduction Amount Waiver Rider.........................................   32
   Accidental Death Benefit Rider........................................   32
   Increase in Coverage Option Rider.....................................   32
   Maturity Date Extension Rider.........................................   33
 EXECUTIVE OFFICERS AND DIRECTORS........................................   34
 DISTRIBUTION OF THE POLICIES............................................   38
 SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS............................   38
 FEDERAL TAX CONSIDERATIONS..............................................   38
   General...............................................................   38
   Taxation of Hartford Life and Separate Account VL I...................   38
   Income Taxation of Policy Benefits....................................   39
   Modified Endowment Policies...........................................   39
   Diversification Requirements..........................................   39
   Federal Income Tax Withholding........................................   40
   Other Tax Considerations..............................................   40
 LEGAL PROCEEDINGS.......................................................   40
 LEGAL MATTERS...........................................................   40
 EXPERTS.................................................................   40
 REGISTRATION STATEMENT..................................................   40
 UNDERTAKING TO FILE REPORTS.............................................   40


    The Policies may not be available in all states.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

                                 SPECIAL TERMS

    As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: Value used to determine certain policy benefits and charges.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

ANNUAL SCHEDULED PREMIUM AND/OR SCHEDULED PREMIUMS: The amount of Premiums selected by you within limits established under the Policy.

ATTAINED AGE: The Issue Age plus the number of fully completed Policy Years.

CASH SURRENDER VALUE: Cash Value less all Indebtedness.

CASH VALUE: The Account Value less all remaining Surrender Charges, if any.

CODE: The Internal Revenue Code of 1986, as amended.

DATE OF ISSUE: The date from which the Suicide and Incontestability provisions are measured.

DEATH BENEFIT: The Death Benefit Option in effect determines how the Death Benefit is calculated. The three Death Benefit Options provided are described in the Death Benefit section of this Prospectus.

DEATH PROCEEDS: The amount which we will pay on the death of the Insured. This amount equals the Death Benefit less any Indebtedness.

FACE AMOUNT: On the Policy Date, the Face Amount equals the Initial Face Amount. Thereafter it may change in accordance with the terms of the Policy.

FIXED ACCOUNT: Portion of Account Value invested in the General Account of Hartford Life Insurance Company.

FUNDS: The registered open-end management investment companies in which assets of the Separate Account may be invested.

GUARANTEE PERIOD: The period, selected by you, from one to ten years, during which additional Policy guarantees are provided. Among these is the guarantee that if Scheduled Premiums are paid, the Death Benefit will be no less than the initial Face Amount regardless of the investment performance of the
Sub-Accounts. See "Guarantee Period" on page   .

GUIDELINE ANNUAL PREMIUM: The level annual premium payment necessary to provide the future benefits under the policy through maturity, based on certain assumptions specified under the Federal Securities laws. These assumptions include mortality charges based on the 1980 CSO Table, an assumed annual net rate of return of 5% per year, and deduction of the fees and charges specified in the Policy. For purposes of the policy, the Guideline Annual Premium is used only in limiting front-end sales loads and surrender charges.

HARTFORD: Hartford Life Insurance Company.

IN WRITING: In a written form satisfying to Us.

INDEBTEDNESS: The outstanding loan on the Policy, including any interest due or accrued.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: As of the Policy Date, the Insured's age on his/her last birthday.

LOAN ACCOUNT: An account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. The account is credited with interest and is not based on the investment experience of the Separate Account.

MATURITY DATE: The date on which the policy will mature.

MONTHLY ACTIVITY DATE: The Policy Date and the same date in each succeeding month as the Policy Date except that whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Account Value on the Monthly Activity Date.

NATIONAL SERVICE CENTER: Located in Minneapolis, Minnesota.

NET PREMIUM: The amount of premium actually credited to the Account Value.

POLICY: A flexible premium variable life insurance contract issued by the Hartford, as described in this Prospectus.

POLICY ANNIVERSARY: An anniversary of the Policy Date. Similarly, Policy Years are measured from the Policy Date.

POLICY DATE: The date from which Policy Anniversaries and Policy Years are determined.

POLICY LOAN RATE: The interest rate charged on policy loans.

POLICY OWNER: The person having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY SURPLUS: This is an amount which we calculate for each Policy Year during the Guarantee Period to determine whether or not payment of a Scheduled Premium
is required and is calculated as described in "Policy Surplus" on page   .

POLICY YEARS: Annual periods computed from the Policy Date.

PRO RATA BASIS: An allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SCHEDULED PREMIUM: Amount of premium shown on your specifications.

SEPARATE ACCOUNT: An account established by Hartford Life Insurance Company to separate the assets funding the Policies from other assets of Hartford Life Insurance Company; in this case, "Separate Account VL I."

SUB-ACCOUNT: The subdivisions of the Separate Account.

UNSCHEDULED PREMIUMS:  Any  premium  payment  other  than  a  Scheduled  Premium
Payment.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

YOU, YOUR: The Owner of the Policy.

WE, US, OUR, THE COMPANY: Hartford Life Insurance Company.

                                    SUMMARY

THE POLICY

    The flexible premium variable life insurance policies offered by this Prospectus are funded by a Fixed Account and Separate Account VL I, a separate account established by Hartford pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. Separate Account VL I is presently comprised of 22 sub-accounts (the "Sub-Accounts" and each individually a "Sub-Account"), each of which invests exclusively in one of the underlying Funds. If an initial premium is submitted with an application for a Policy, it will be allocated, to the Hartford Money Market Sub-Account. At a later date the values in the Hartford Money Market Sub-Account will be allocated to one or more of the Sub-Accounts or the Fixed Account as specified in the Policy Owner's application. This later date is the latest of 45 days after the application is signed, ten days after We receive the premium and the date We receive the final requirement to put the policy in force. The Policies are credited with units ("Accumulation Units") in each selected Sub-Account, the assets of which are invested in the applicable Fund. A Policy Owner may transfer the funds among the Sub-Accounts and the Fixed Account subject to a transfer charge. See "Transfer of Account Value" of "Detailed
Description of Policy Benefits and Provisions," page   .

    The Policies are first and foremost life insurance policies with death benefits, cash values, and other features traditionally associated with life insurance. The Policies are called "flexible premium" because, once the desired level and pattern of Death Benefits have been determined, a purchaser has considerable flexibility in the selection of the timing and amount of premium to be paid. The Policies are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Cash Value will, and the Death Benefit may increase or decrease depending on the investment experience of the Funds to which the premium payment(s) has been allocated. However, as long as the policy remains in force, no partial withdrawals occur, and there are no requests to increase or decrease the Face Amount, the Death Benefit will never be less than the Initial Face Amount. See "Detailed Description of Policy
Benefits and Provisions -- Death Benefit," page   .

POLICY DESIGN OPTIONS

    The options in the Policy are structured to give a Purchaser and his sales agent the ability to select a Policy tailor-made for the purchaser's specific life insurance needs.

    The Policy options which give the purchaser such flexibility fall into four major categories:

    1. Death Benefit Options -- These allow the Purchaser to select various levels and patterns of Death Benefits.

    2. Premium Options -- Once the Purchaser has decided on the appropriate Death Benefit, he then has considerable flexibility in determining the desired premium schedule.

    3. Guarantee Period Options -- The Purchaser also has the ability to choose a Guarantee Period from one to ten years. During this period, additional contractual guarantees are provided. Among these is the guarantee that the Death Benefit will be no less than the Initial Face Amount and the Policy will not lapse as long as certain Scheduled Premiums selected by the Purchaser are paid or provided for by favorable investment experience.

    4. Investment Options -- The Purchaser has the choice of allocating the Policy's Account Value among five or less of the Policy's 23 investment options. These include the 22 variable sub-accounts and the fixed account.

DEATH BENEFIT

    The Policies provide for three Death Benefit options. These can be level and equal to the Face Amount, a Face Amount plus Return of Account Value Death Benefit or a Face Amount plus Return of Scheduled Premium Death Benefit. At the death of the Insured, we will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy. See "Detailed Description of Policy Benefits and Provisions -- Death Benefit,"
page   .

PREMIUM

    You have considerable flexibility as to when and in what amounts you pay premiums.

    Prior to issue, you can choose the level of the Scheduled Premiums, within a range determined by the Hartford based on the Face Amount of the policy, the insured's sex (except where unisex rates apply), age at issue, and the insured's risk classification.

    During the Guarantee Period, the Hartford will guarantee that the Policy will not lapse, regardless of the investment experience of the Funds, if you pay the Scheduled Premiums when due. In addition, Unscheduled Premium Payments are allowed during the Guarantee Period.

    Even if You do not pay all Scheduled Premiums due during the Guarantee Period, the Policy will stay in force as long as the Policy Surplus exceeds the Indebtedness in the Policy.

    After the Guarantee Period, You may change your Scheduled Premiums to any level you desire, and Unscheduled Premium Payments are still allowed. Once the Guarantee Period has expired, the Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts.

    No premium payment will be accepted which causes the Policy to not meet the tax qualification guidelines for life insurance under the Internal Revenue Code of 1986, as amended.

    There are circumstances, usually if a Policy Owner wants to refund future benefits in seven years or less, when the Policy may become a Modified Endowment Contract under federal tax law. If it does, loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. Prospective purchasers and Policy Owners are advised to consult a qualified tax adviser before taking steps that may affect whether the Policy becomes a Modified Endowment Contract. See "Federal Tax Considerations, Modified
Endowment Contract" for a discussion of the "seven pay test," page   .

GUARANTEE PERIOD

    The Guarantee Period selected by You will affect the benefits provided by the Policy. In general, the longer the Guarantee Period is, the higher the front-end sales loads and Surrender Charges are. However, the advantages of a longer Guarantee Period include:

    a. a longer period during which Your Death Benefit is guaranteed, regardless of the investment experience of the Sub-Accounts,

    b. a longer period during which your current administrative fees are guaranteed (as a result, the longer the Guarantee Period is, the lower the guaranteed administrative fees are),

    c. a longer period during which your current Cost of Insurance rates are guaranteed (as a result, the longer the Guarantee Period is, the lower the guaranteed Cost of Insurance rates are),

    d. lower current Cost of Insurance rates,

    e. lower Mortality and Expense risk rates.

    In addition, if you choose a Guarantee Period longer than five years, You may be given the right to purchase additional coverage, subject to limitations,
without any evidence of Insurability. See "Supplemental Benefits" on page   .

    Due to the way the different charges and fees depend on different factors, such as the length of the Guarantee Period, it is difficult to anticipate the net effect of these charges on the Policy values without a sales illustration. Once a purchaser, in consultation with his sales agent, has decided on a combination of policy features (such as face amount, level of Scheduled Premiums, Guarantee Period, and the age and sex of Insured), the sales agent will provide that purchaser with an illustration which reflects the charges and benefits of that particular combination and a summary of Policy charges and fees. In addition, these illustrations are available for any allowable combination of benefits which a prospective purchaser may request.

    For more  information  concerning  Front-End  Sales Loads,  see  page      ,
Surrender  Charges, see page    ,  Cost of Insurance  Charges, see page    , and
Mortality and Expense Risk Charges, see page   .

SEPARATE ACCOUNT VL I

    Separate Account VL I is a separate account established by Hartford pursuant to the insurance laws of the State of Connecticut and organized as a registered unit investment trust under the Investment Company Act of 1940. Separate Account VL I is presently comprised of 22 Sub-Accounts, each of which invests exclusively in one of the Funds. Each Hartford Fund is organized as a corporation under the laws of the State of Maryland and is a diversified open-end management investment company registered under the Investment Company Act of 1940. The Putnam Funds are organized as Putnam Capital Manager Trust, a Massachusetts business trust organized on September 24, 1987, and is a diversified open-end, series investment company with multiple portfolios or funds registered under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund, organized on November 13, 1981. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II, organized on March 21, 1988.

    Registration under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies by the Commission. The shares of the Funds are sold to Separate Account VL I and to other separate accounts of Hartford or its affiliates which fund similar annuity or life insurance products.

    Currently, the Funds are Hartford Advisers Fund, Inc., Hartford Aggressive Growth Fund, Inc., Hartford Bond Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc. (hereinafter the "Hartford Funds"), the PCM Diversified Income Fund, PCM Global Asset Allocation Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunites Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund (hereinafter the "Putnam Funds"), and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio (hereinafter the "Fidelity Funds"). Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Policy. The investment objectives of each of the Funds
are as set forth in "Separate Account VL I," page   .


    Total fund operating expenses in 1994, including management fees, were .655% for the Hartford Advisers Fund; .720% for the Hartford Capital Appreciation Fund; .547% for the Hartford Bond Fund; .834% for the Hartford Dividend and Growth Fund; .454% for the Hartford Index Fund; .851% for the Hartford International Opportunities Fund; .477% for the Hartford Mortgage Securities Fund; .501% for the Hartford Stock Fund; .474% for the HVA Money Market Fund; .80% for the PCM Diversified Income Fund; .76% for the PCM Global Asset Allocation Fund; .77% for the PCM Global Growth Fund; .62% for the PCM Growth and Income Fund; .74% for the PCM High Yield Fund; .55% for the PCM Money Market Fund; .71% for the PCM New Opportunities Fund; .67% for the PCM U.S. Government and High Quality Bond Fund; .68% for the PCM Utilities Growth and Income Fund; .71% for the PCM Voyager Fund; .58% for the Equity-Income Portfolio; __ for the Overseas Portfolio; and .80% for the Asset Manager Portfolio.


    The investment adviser for the Hartford Funds is The Hartford Investment Management Company, Inc., a wholly-owned subsidiary of Hartford Insurance Company. The Hartford Investment Management Company, Inc. retains a sub-investment adviser with respect to some of the Funds. The Putnam Funds are advised by The Putnam Management Company, a subsidiary of The Putnam Companies, Inc. The Fidelity Funds are managed by Fidelity Management & Research Company.
See "Separate Account VL I," page   .

FIXED ACCOUNT

    Premium Payments and Cash Values allocated to the Fixed Account become part of the general assets of the Hartford. The Hartford invests the assets of the General Account in accordance with applicable law governing the investments of Insurance Company general accounts.

DEDUCTIONS FROM THE PREMIUM

    Before the allocation of the premium to the Account Value, a deduction as a percentage of premium is made for the front-end sales load and premium taxes. The amount of each premium allocated to the Account Value is your Net Premium.

FRONT-END SALES LOAD

    The front-end sales load of the premium deduction is based on the level of Scheduled Premiums, the length of the Guarantee Period, and the amount of any Unscheduled Premiums paid.

    The maximum front-end sales load percentages are 50% of the premiums paid in the first Policy Year, 11% in Policy Years 2 through 10, and 3% in Policy Years 11 and later.

    For all Guarantee Periods, the maximum amount of premium paid in any Policy Year subject to a front-end sales load is the Guideline Annual Premium. In addition, if Scheduled Premiums are less than the Guideline Annual Premium, the maximum amount of premium paid in the first Policy Year subject to a front-end sales load is the Scheduled Premium.

    The actual schedule of front-end sales loads for any given Policy is specified in that Policy.

PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against the Hartford that are attributable to premiums. This percentage will vary by locale depending on the tax rates in effect there.

DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE

    We will subtract amounts from your Account Value to provide for the Monthly Deduction Amount. These will be taken on a Pro Rata Basis from the Fixed Account and Sub-Accounts on each Monthly Activity Date.

    The Monthly Deduction Amount equals:

    (a) the Cost of Insurance; plus

    (b) the charges for additional benefits provided by rider, if any; plus

    (c) the charges for "special" insurance class rating, if any; plus

    (d) the Monthly Administrative Fee, plus

    (e) the Mortality and Expense Risk Charge.

    Hartford may also set up a provision for income taxes against the assets of Separate Account VL I. See "Deductions and Charges From the Account Value," page
  and "Federal Tax Considerations," page   .


    The Mortality and Expense Risk Charge ranges from .90% annually for a Policy with a one-year Guarantee Period and decreases proportionately as the Guarantee Period gets longer to .60% on a Policy with a ten-year Guarantee Period.


    Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.

SURRENDER CHARGES

    A contingent deferred sales load ("Surrender Charge") is assessed against the Account Value of a Policy if the Policy lapses or is surrendered during the first nine Policy Years. The amount of the Surrender Charge applicable during the first Policy Year is established by Hartford based on the premiums and the length of the Guarantee Period chosen by the Policy Owner. Subject to certain limits imposed by state insurance law, the Surrender Charge decreases by an equal amount each Policy Year until it reaches zero during the tenth Policy Year.

    The actual schedule of Surrender Charges for any given Policy is set forth in that Policy. In addition, sales agents will provide, upon request, the schedule of Surrender Charges which would apply under any given circumstances.

    The aggregate front-end sales load and Surrender Charge assessed if a Policy lapses or is surrendered (i.e., the total sales load) will not exceed the sales load limitations specified by the Securities and Exchange Commission. Generally, the total sales load under the Policy will not exceed 180% of the Guideline Annual Premium, or 9% of the sum of the Guideline Annual Premium that would be paid over a 20-year period. In cases where the anticipated life expectancy of the insured(s) named in the Policy is less than 20 years, the total sales load will not exceed 9% of the sum of the Guideline Annual Premiums for the shorter period.

LIMITS ON FRONT-END SALES LOADS AND SURRENDER CHARGES

    Certain Federal securities and State insurance laws and regulations limit the front-end sales loads and surrender charges which can be assessed on these Policies. The front-end sales loads and surrender charges assessed in these Policies comply with these limitations.

    Front-end sales loads and Surrender Charges which cover expenses relating to the sale and distribution of the contracts may be reduced for certain sales of the contracts under circumstances which may result in savings of such sales and distribution expenses.

CASH VALUE

    As with many other types of insurance policies, each Policy will have a cash value ("Cash Value"). The Cash Value of the Policy will increase or decrease to reflect the interest credited to the Fixed Account and Loan Account, investment experience of the Sub-Accounts applicable to the Policy and deductions for the Monthly Deduction Amount. There is no minimum guaranteed Cash Value and the Policy Owner bears the risk of the investment in the Funds. See "Detailed
Description of the Policy Benefits and Provisions -- Cash Value," page   .

POLICY LOAN

    A Policy Owner may obtain a cash loan from Hartford. The loan is secured by the Policy. At the time a loan is requested, the Indebtedness (including the currently applied for loan) may not exceed 90% of the Cash Value. See "Detailed
Description of Policy Benefits and Provisions -- Policy Loans," page   .

CHARGES AGAINST THE FUNDS

    Separate Account VL I purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative and other expenses already deducted from the assets of the Funds.
These charges are described herein. See "Charges Against the Funds," page   .

THE RIGHT TO EXAMINE THE POLICY

    An applicant has a limited right to return his or her Policy for cancellation. If the applicant returns the Policy within ten days after delivery of the Policy, or within 45 days after completion of the application, whichever is latest (subject to applicable state regulation), Hartford will return to the applicant, within seven days thereafter, the premium paid.

SURRENDER/CONTINUATION OPTIONS

    At any time prior to the Maturity Date, provided the Policy has a Cash Surrender Value, You may generally choose to have the Cash Surrender Value applied under one of the following options:

    Option A--Surrender for Cash

    Option B--Continue as Extended Term Insurance

    Option C--Continue as Paid-Up Insurance

    See  "Detailed  Description   of  Policy  Benefits   and  Provisions,"   and
"Surrender/Continuation Options," pages   .

TAX CONSEQUENCES

    The  current Federal tax  law generally excludes  all death benefit payments
from  the   gross  income   of  the   Policy  Beneficiary.   See  "Federal   Tax
Considerations," page   .

                         DETAILED DESCRIPTION OF POLICY
                            BENEFITS AND PROVISIONS

                                    GENERAL

    This Prospectus describes a flexible premium variable life insurance policy where the Purchaser of the Policy has considerable flexibility in selecting the timing and amount of premium payments. In addition, the Purchaser can select a Guarantee Period, from one to ten years, during which additional guarantees are provided such as the guarantee that the Death Benefit will be no less than the Initial Face Amount and the Policy will not lapse as long as certain Scheduled Premiums are paid or are provided for by favorable investment experience. As stated below, Unscheduled Premium payments are also allowed.

                                    PREMIUMS

PREMIUM PAYMENT FLEXIBILITY

    A significant feature of the Policy is that it gives you the ability to pay amounts greater or less than the Scheduled Premiums.

    Prior to issue, you can choose the level of the Scheduled Premiums, within a range determined by the Hartford, based on the Face Amount of the policy, the insured's sex (except where unisex rates apply), age at issue, and the insured's risk classification.

    During the Guarantee Period, the Hartford will guarantee that the Policy will not lapse, regardless of the investment experience of the Funds, if you pay the Scheduled Premiums when due and the Indebtedness never exceeds the Cash Value. In addition, Unscheduled Premium payments are allowed during the Guarantee Period.

    Even if you do not pay all Scheduled Premiums due during the Guarantee Period, the Policy will stay in force as long as the Policy Surplus exceeds the Indebtedness in the Policy.

    After the Guarantee Period, you may change your Scheduled Premiums to any level you desire, and Unscheduled Premium payments are still allowed. Once the Guarantee Period has expired, the Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts.

    See also "Lapse and Reinstatement" on page   for more details.

SCHEDULED PREMIUMS

    You have the right to pay Scheduled Premiums annually, semiannually, quarterly, or monthly. The first Scheduled Premium is due on the Policy Date. During the Guarantee Period, each Scheduled Premium after the first is due at the expiration of the period for which the preceding Scheduled Premium was paid. A Scheduled Premium may be paid at any time prior to its due date, subject to the premium limitations set forth by the Internal Revenue Code as indicated in
the "Premium Limitation" section. See page   .

    During the Guarantee Period, if all Scheduled Premiums are paid when due and if Indebtedness does not exceed the Cash Value, the Policy will not terminate due to insufficient Cash Surrender Value, regardless of the investment experience of the Funds.

    During the Guarantee Period, if you fail to pay a Scheduled Premium when due, and if, on the premium due date and for the rest of that Policy Year, the Policy Surplus exceeds the Indebtedness, payment of that Scheduled Premium will not be required in that year or in any future year. The Policy will not terminate due to this nonpayment. However, future Scheduled Premiums during the Guarantee Period will be required unless the Policy Surplus continues to exceed the Indebtedness in those future Policy Years. In addition, as is true with any premium, your Account Value and Policy Surplus in future years will be larger if you make the premium payment than if you do not.

    For example, to determine whether or not non-payment of a Scheduled Premium in the second Policy Year would result in a lapse, You would compare the actual Account Value on the first Policy Anniversary to the first Target Account Value. If the actual Account Value was equal to or greater than the Target Account Value and the Indebtedness remained less than this Policy Surplus, failure to pay any Scheduled Premiums due in the second Policy Year would not result in a lapse.

    After the Guarantee Period, the Company will send reminder notices for the Owner to pay Scheduled Premiums during the Insured's lifetime. Payment of the Scheduled Premium may not be sufficient to keep the policy in force after the end of the Guarantee Period.

UNSCHEDULED PREMIUMS

    Any premium we receive under the Policy in an amount different from the Scheduled Premium will be considered an Unscheduled Premium. Unscheduled Premiums of at least $50.00 can be made at any time while the policy is in force.

ALLOCATION OF PREMIUM PAYMENTS

    The initial Net Premium will be allocated to the Hartford Money Market Sub-Account on the later of the Policy Date or the date We receive the premium.

    The value in this Hartford Money Market Sub-Account will then be allocated to the Fixed Account and Sub-Accounts according to the premium allocation specified in the application on the latest of 45 days after the application is signed, ten days after We receive the premium and the date We receive the final requirement to put the policy in force.

    Any additional Net Premiums received by Us prior to such date will be allocated to the Hartford Money Market Fund Sub-Account.

    Upon written request, You may change the premium allocation. Portions allocated to the Fixed Account and Sub-Accounts must be whole percentages of 10% or more. Subsequent Net Premiums will be allocated to the Fixed Account and Sub-Accounts according to Your most recent instructions, subject to the following. The Account Value may be allocated to no more than five of these. If We receive a premium and Your most recent allocation instructions would violate this requirement, We will allocate the Net Premium to the Fixed Account and Sub-Accounts according to Your previous premium allocation.

    The owner receives several different types of notification as to what his current premium allocation is. The initial allocation chosen by the owner is shown in the contract. And, each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each quarterly statement summarized the current premium allocation in effect for that contract.

ACCUMULATION UNITS

    Net Premiums allocated to the Sub-Accounts are used to credit Accumulation Units to those Sub-Accounts.

    The number of Accumulation Units in each Sub-Account to be credited to a Policy (including the initial allocation to Hartford Money Market Sub-Account) and the amount credited to the Fixed Account will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Fixed Account or Sub-Account. Each portion to be invested in a Sub-Account is then divided by the then Accumulation Unit Value of that particular Sub-Account next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

    All valuations in connection with a Policy, e.g., with respect to determining Cash Value and Account Value and in connection with Policy Loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium payment, other than the initial premium payment, will be made on the date the request or payment is received by Hartford at the National Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

PREMIUM LIMITATION

    If premiums are received which would cause the policy to fail to meet the definition of a life insurance policy in accordance with the Internal Revenue Code, We will refund the excess premium payments. We will refund such premium payments and interest thereon within 60 days after the end of a Policy Year.

    Except for Scheduled Premiums that are required, a premium payment that results in an increase in the Death Benefit greater than the amount of the premium will be accepted only after We approve evidence of insurability.

                                  CASH VALUES

    As with traditional life insurance, each Policy will have a Cash Value. The Cash Value is equal to the Account Value less any remaining Surrender Charges. There is no minimum guaranteed Cash Value.

    The Account Value of a Policy changes on a daily basis and will be computed on each Valuation Day. The Account Value will vary to reflect the investment experience of the Sub-Accounts, and the interest credited to the Fixed and Loan Accounts as well as the Monthly Deduction Amounts.

    The Account Value of a particular Policy is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which premium payments on the Policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Sub-Account as of the Valuation Day by the current Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts. The Account Value equals the Account Value in the Sub-Accounts plus the value of the Fixed and Loan Accounts. The Cash Value is the Account Value minus any remaining Surrender Charge. The Cash Surrender Values which is the net amount available upon surrender of the Policy, is the Cash Value less any Indebtedness. See "The
Policy -- Accumulation Unit Values," page   .

AMOUNT PAYABLE ON SURRENDER OF THE POLICY

    As long as the Policy is in effect, a Policy Owner may elect, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day Hartford receives the Policy Owner's written request or the date requested by the Policy Owner, whichever is later. The Cash Surrender Value equals the Cash Value less any Indebtedness. The Policy will terminate on the date of receipt of the written request, or the date the Policy Owner requests the surrender to be effective, whichever is later.

LOAD REFUND

    If a Policy is surrendered during the first two Policy Years, the Policy Owner may be entitled to payment of a refund in addition to the Cash Surrender Value.

    The refund will be equal to the excess, if any, of the sum of the actual front-end sales load charged to-date plus the Surrender Charge assessed upon Surrender over:

    1. the sum of 30% of payments in aggregate amount less than or equal to one Guideline Annual Premium plus 10% of payments in aggregate amount greater than one Guideline Annual Premium but not more than two Guideline Annual Premiums; and

    2. 9% of each payment made in excess of two Guideline Annual Premiums.

PARTIAL WITHDRAWALS

    After the Guarantee Period, partial withdrawals are allowed. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is the Cash Surrender Value, less $1,000.00. A partial withdrawal charge of up to $50.00 may be charged. One partial withdrawal is allowed each Policy Year. The Face Amount is reduced by the amount of the Partial Withdrawal. Unless specified otherwise, the Partial Withdrawal will be deducted on a Pro Rata Basis from the Fixed Account and the Sub-Accounts.

                           TRANSFERS OF ACCOUNT VALUE

AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Policy is in effect, You may transfer amounts among the Fixed Account and Sub-Accounts.

    The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect.

    Currently there are no restrictions on transfers other than those described below. There is no charge currently for the first four (4) transfers in any Policy Year. Each subsequent transfer is subject to a $25 Transfer Charge.

    We reserve the right at a future date to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers.

TRANSFERS TO OR FROM SUB-ACCOUNTS

    In the event of a transfer from a Sub-Account, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced. The reduction will be determined by dividing:

    1. the amount transferred by,


    2. the Accumulation Unit Value for that Sub-Account on the Valuation Day, We receive Your request for transfer In Writing.


    In the event of a transfer to a Sub-Account, We will increase the number of Accumulation Units credited to the Sub-Account. The increase will equal:

    1. the amount transferred divided by,


    2. the Accumulation Unit Value for that Sub-Account determined on the Valuation Day, We receive your request for transfer in writing.


TRANSFERS FROM THE FIXED ACCOUNT

    In addition to the conditions above, transfers from the Fixed Account are subject to the following:

    (a) the transfer must occur during the 30-day period following each Policy Anniversary; and

    (b) if the Accumulated Value in Your Fixed Account exceeds $1,000, the amount transferred in any Policy Year may be no larger than 25% of the Accumulated Value in the Fixed Account on the date of transfer.

                                  POLICY LOANS

    As long as the Policy is in effect, a Policy Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash loan from Hartford. The total Indebtedness at the time of the new loan (including the accrued interest on prior loans plus the currently applied for loan) may not exceed 90% of the Cash Value.

    The amount of each loan will be transferred on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Indebtedness remains fully secured by the Account Value.

LOAN INTEREST

    Interest will accrue daily on the Indebtedness at the Policy Loan Interest Rate indicated in the Policy. The difference between the value of the Loan Account and the Indebtedness will be transferred on a Pro Rata Basis from the Fixed Account and Sub-Accounts to the Loan Account on each Monthly Activity Date.

CREDITED INTEREST

    During the first ten Policy Years, any amounts in the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 2%. For Policy Years 11 and beyond, except for Preferred Loans described below, the Loan Account will be credited with interest at a rate equal to the policy Loan Rate applicable to that Indebtedness, minus 1%.

PREFERRED LOAN

    If, any time after the tenth Policy Anniversary, the Cash Value exceeds the total of all premiums paid since issue, a Preferred Loan is available. The amount available for a Preferred Loan is the amount by which the Cash Value exceeds total premiums paid. The amount of the Loan Account which equals a Preferred Loan will be credited with interest at a rate equal to the Policy Loan Rate. The amount of Indebtedness that qualifies as a Preferred Loan is determined on each Monthly Activity Date.

LOAN REPAYMENTS

    You can repay any part of or the entire loan at any time.

    The amount of loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premiums are allocated.

TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

    If total Indebtedness equals or exceeds the Cash Value, the Policy will terminate 61 days after we have mailed notice to your last known address and that of any assignees of record. If sufficient loan repayment if not made by the end of this 61 day period, the Policy will end without value.

EFFECT OF LOANS ON ACCOUNT VALUE

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Fixed Account and Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account and Sub-Accounts earn less than the Loan Account, the Policy Owners Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of the outstanding loan (i.e., the Indebtedness) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.

                                 DEATH BENEFIT

    The Policies provide for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Policy dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Indebtedness. The Death Benefit depends on the Death Benefit Option selected by You.

DEATH BENEFIT OPTION

    There are three Death Benefit Options: the Level Death Benefit Option, the Return of Account Value Death Benefit Option and the Return of Premium Death Benefit Option. Subject to the Minimum Death Benefit described below, the Death Benefits under each option are:

    1. Under the  Level Death  Benefit Option,  the Death  Benefit is  the  Face
       Amount.

    2. Under the Return of Account Value Death Benefit Option, the Death Benefit is the Face Amount plus the Account Value.

    3. Under the Return of Premium Death Benefit Option, the Death Benefit is the Face Amount plus the sum of the Scheduled Premiums paid.

OPTION CHANGE

    After the Guarantee Period, You may change the Return of Scheduled premium or Return of Account Value Death Benefit to the Level Death Benefit. If that option Change is elected, the Face Amount will become that amount available as a Death Benefit immediately prior to the Option Change.

DEATH BENEFIT GUARANTEE

    During the Guarantee Period, if all Scheduled Premiums are paid when due and if Indebtedness does not exceed the Cash Value, the Policy will not terminate due to insufficient Cash Surrender Value, regardless of the investment experience of the Funds.

MINIMUM DEATH BENEFIT

    Notwithstanding the above, there is a minimum Death Benefit equal to the Account Value multiplied by a specified percentage. This percentage varies according to the Insured's Issue Age, Attained Age, sex (where unisex rates are not used), and insurance class and are specified in the Policy.

    EXAMPLES OF THE MINIMUM DEATH BENEFIT:

                                                               A         B
                                                            --------  --------
  Face Amount.............................................  $100,000  $100,000
  Account Value on Date of Death..........................    46,500    34,000
  Specified Percentage....................................      250%      250%
  Death Benefit Option:...................................     Level     Level

    In Example A, the minimum Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding loans constitutes the Death Proceeds which we would pay to the Beneficiary.

    In Example B, the death benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

    All or part of  the Death Proceeds may  be paid in cash  or applied under  a
"Payment Option." See "Other Matters -- Payment Options," page   .

INCREASES AND DECREASES IN FACE AMOUNT

    At any time after the Guarantee Period, You may request a change in the Face Amount by writing to Us.

    The minimum Face Amount for an increase or decrease will be based on Our rules then in effect.

    All requests to increase the Face Amount must be applied for on a new application and accompanied by the Policy. All requests will be subject to evidence of insurability satisfactory to Us. Any increase approved by Us will be effective on the date shown on the new policy specifications page provided that the deduction for the Cost of Insurance for the first month is made. The Monthly Administrative Fee on the first Monthly Activity Date on or after the effective date of the increase will reflect a charge for the increase.

    A decrease in the Face Amount will be effective on the Monthly Activity Date following the date We receive the request. The remaining Face Amount must not be less than Our minimum rules then in effect. Decreases will be applied:

    (a) to the most recent increase; then

    (b) successively to each prior increase; and then

    (c) to the Initial Face Amount.

    If You ask to decrease Your Face Amount below the Initial Face Amount, We will deduct a portion of any remaining Surrender Charge from Your Account Value. This will be done on a Pro Rata Basis. Your Surrender Charge will be reduced by the same amount.

    The amount of the reduction will be equal to:

    (a) the Initial Face Amount minus the requested Face Amount, times

    (b) the Surrender Charge on the date of the request to change the Face Amount, divided by

    (c) the Initial Face Amount.

    We reserve the right to limit the number of increases or decreases made under the Policy to no more than one in any 12 month period.

                              BENEFITS AT MATURITY

    If the Insured is living on the "Maturity Date" (the anniversary of the Policy Date on which the Insured is attained age 100), on surrender of the Policy to Hartford, Hartford will pay to the Policy Owner the Cash Surrender Value. On the Maturity Date, the Policy will terminate and Hartford will have no further obligations under the Policy.

                            LAPSE AND REINSTATEMENT

POLICY SURPLUS

    We use the Policy Surplus to determine whether or not a policy will terminate if Scheduled Premiums are not paid when due. If the Policy Surplus is greater than zero for a Policy Year, the Scheduled Premiums may not be required. If, however, the Policy Surplus for a Policy Year during the Guarantee Period is zero, all Scheduled Premiums due in that year are required.

    Here is how we determine the Policy Surplus.

    The Policy Surplus for the first Policy Year is zero.

    The Policy Surplus for each subsequent Policy Year is (a) minus (b), but never less than zero where:

    (a) is the Account Value at the end of the previous Policy Year; and

    (b) is the Target Account Value for the previous Policy Year. The Target Account Values are shown in the Policy.

    The Target Account Value on each anniversary is the Account Value, determined at issue, that would result on each anniversary assuming all Annual Scheduled Premiums were paid when due (including the one due on that anniversary for the next Policy Year), a 6% net yield on assets (after fund level charges but before the mortality and expense risk charge is deducted) and current cost of insurance and expense charges.

    Once determined for a given Policy Year, the Policy Surplus remains constant for the entire Policy Year.

LAPSE AND GRACE PERIOD

    During the Guarantee Period: If, on any given Monthly Activity Date the Policy Surplus for that Policy Year is zero or less than the Indebtedness, all Scheduled Premiums due in that Policy Year, on or before that date are required to keep the Policy in force. For any such required Scheduled Premium not paid on or before its due date, We will allow a grace period which ends 61 days after that Monthly Activity Date. During this time the Policy will continue in force. If any such required Scheduled Premium is not paid by the end of this grace period, the Policy will terminate except as provided under the Non-Forfeiture Options or unless You have elected the Automatic Premium Loan Option and there is sufficient Cash Value to cover the amounts due.

    After the Guarantee Period: The policy may terminate 61 days after a Monthly Activity Date on which the Cash Surrender Value is less than zero. The 61-day period is the Grace Period. If sufficient premium is not paid by the end of the Grace Period, the policy will terminate without value. The Company will mail the Owner and any assignee written notice of the amount of premium that will be required to continue the Policy in force at least 61 days before the end of the Grace Period. The premiums required will be no greater then the amount required to pay three Monthly Deduction Amounts as of the day the Grace Period began. If that premium is not paid by the end of the Grace Period, the policy will terminate.

REINSTATEMENT

    Prior to the death of the Insured, and unless the Policy has been surrendered for cash, the Policy may be reinstated prior to the Maturity Date, provided:

    (a) You make Your request within five years;

    (b) satisfactory evidence of insurability is submitted;

    (c) You pay all overdue required Scheduled Premiums, if any; and

    (d) if, at the time of reinstatement, the Guarantee Period has expired; and, if the amount paid in (c) is insufficient to do so, sufficient premium must be paid to:

       (i) cover all Monthly Deduction Amounts that are due and unpaid during the Grace Period, and

       (ii) keep the Policy in force for three months after the date of reinstatement.

    The Face Amount of the reinstated Policy cannot exceed the Face Amount at the time of lapse. The Account Value on the reinstatement date will reflect:

    (a) The Account Value at the time of termination; plus

    (b) Net Premiums attributable to premiums paid at the time of reinstatement; minus

    (c) a charge to reflect the benefits, if any, provided under the Extended Term or Reduced Paid-Up Options.

    The Surrender Charges for the reinstated policy will be the same as they would have been on the original policy had no lapse and subsequent reinstatement taken place.

    Upon reinstatement, any Indebtedness at the time of termination must be repaid or carried over to the reinstated Policy.

AUTOMATIC PREMIUM LOAN OPTION

    If You elect this option, We will automatically process a Policy Loan to pay any Scheduled Premium which is due and not paid by the end of its grace period following the due date. You may elect this option in the application or by requesting it In Writing while no Scheduled Premium is outstanding beyond its due date.

    The Automatic Premium Loan Option will not be available if:

    (a) You have revoked the election In Writing; or

    (b) the loan amount needed to pay any unpaid Scheduled Premium would exceed the Cash Surrender Value on the most recent Scheduled Premium due date.

    In either instance, the Surrender/Continuation Options will apply as of the end of the Grace Period.

                        THE RIGHT TO EXAMINE THE POLICY

    An Applicant has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to Hartford or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner, or within 45 days of completion of the Policy application (whichever is later, and subject to applicable state regulation), Hartford will return the premium payment to the Applicant within seven days.

                         SURRENDER/CONTINUATION OPTIONS

    At any time prior to the Maturity Date, provided the Policy has a Cash Surrender Value, You may choose to have the Cash Surrender Value applied under one of the following options:

    Option A -- Surrender for Cash

    Option B -- Continue as Extended Term Insurance

    Option C -- Continue as Paid-Up Insurance

    In addition, if during the Guarantee Period:

    (a) a Scheduled Premium which is required is not paid by the end of the Grace Period; and

    (b) the Automatic Premium Loan Option is not elected or not available due to insufficient Cash Surrender Value.

    You may choose one of the above options. You may notify Us of Your choice In Writing within 61 days after the due date of the outstanding Scheduled Premium. In the absence of such notification, We will automatically apply the Cash Surrender Value to Option B unless the insurance class shown in your Policy is "special" in which case the automatic Option will be Option C. If the Policy has no Cash Surrender Value, it will terminate at the end of the Grace Period.

    WHEN EFFECTIVE -- The effective date of this benefit will be the earlier of:

    (a) the date We receive Your request; or

    (b) the end of the Grace Period.

    When a Surrender/Continuation Option becomes effective, all benefit riders attached to the Policy will terminate unless otherwise provided in the Rider.

 OPTION DESCRIPTIONS

    Option A -- Surrender for Cash

    If You choose this option, You must surrender the policy to Us. We will pay You the Cash Surrender Value at the time of surrender, and Our liability under the Policy will cease.

    Option B -- Continue as Extended Term Insurance

     This option is not available unless the insurance class shown in the Policy is "Standard" or "Preferred." If you choose this option, the Extended Term Insurance Death Benefit will be the Death Benefit in effect on the effective date of the non-forfeiture benefit less any Indebtedness. The term period will begin on the effective date of this benefit and will extend for a period of time equal to that which the Cash Surrender Value will provide as a net single premium at the Insured's then Attained Age. At the end of that term period, Our liability under the policy will cease. We will pay You any Cash Surrender Value not used to provide Extended Term Insurance.

    Option C -- Continue as Paid-Up Insurance

      If You choose this option, the Policy will continue as Paid-Up Life Insurance. The amount of Paid-Up Life Insurance will be calculated using the Cash Surrender Value of the policy as a net single premium as of the effective date of this benefit at the then Attained Age of the Insured. The Company reserves the right to require evidence of insurability or limit the amount of the benefit if the Paid-Up amount exceeds the Death Benefit in effect on the effective date of this benefit. We will pay You any Cash Surrender Value not used to provide Paid-Up Insurance.

     If the Policy is continued under Option B or Option C above, the Cash Surrender Value available within 30 days after any Policy Anniversary will not be less than the Cash Value on such Policy Anniversary minus any Indebtedness.

                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Policy on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, Partial Withdrawals, and loan amounts attributable to the Sub-Accounts within seven (7) days after We receive all the information needed to process the payment unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Exchange Commission (SEC) or that the SEC declares that an emergency exists.

    Hartford   may  defer  payment  of  any  amounts  not  attributable  to  the
Sub-Accounts for up to six months from the date on which we receive the request.

                              LAST SURVIVOR POLICY

    In the future, in addition to the "Single Life" version of the Policy, there may be Policies sold on a "Last Survivor" basis. These Policies operate in a manner almost identical to the "Single Life" version. The "Last Survivor" Policies involve two Insureds. The Death Proceeds are paid on the death of the last Insured (the "Last Surviving Insured"). The Cost of Insurance charges are determined in a manner that reflects the anticipated mortality of the two Insureds.

    The other significant differences between the "Last Survivor" and "Single Life" versions are listed below.

    1. For a Policy to be reinstated, both Insureds must be alive on the date of reinstatement.

    2. The Extended Term Insurance Continuation Option is not available.

                            APPLICATION FOR A POLICY

    Individuals wishing to purchase a Policy must submit an application to Hartford. Within limits, an applicant may choose the Scheduled Premiums and the Initial Face Amount and the Guarantee Period. A Policy generally will be issued only on the lives of insureds age 80 and under who supply evidence of insurability satisfactory to Hartford. Acceptance is subject to Hartford's underwriting rules and Hartford reserves the right to reject an application for any reason. No change in the terms or conditions of a Policy will be made without the consent of the Policy Owner.

    The Policy will be effective on the Policy Date only after Hartford has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years.

                          DEDUCTIONS FROM THE PREMIUM

    Before the allocation of the premium payment to the Account Value, a deduction as a percentage of premium is made for the front-end sales load and premium taxes. The amount of each premium allocated to the Account Value is your Net Premium.

FRONT END SALES LOAD

    The front-end sales load of the premium deduction is based on the level of Scheduled Premiums, the length of the Guarantee Period, and the amount of any Unscheduled Premiums paid.

    The maximum front-end sales load percentages for Policies are 50% of the premiums paid in the first Policy Year, 11% in Policy Years 2 through 10, and 3% in Policy Years 11 and later.

    For all Guarantee Periods, the maximum amount of premium paid in any Policy Year that is subject to a front-end sales load is the Guideline Annual Premium. In addition, if Scheduled Premiums are less than the Guideline Annual Premiums, the maximum amount of premium paid in the first Policy Year subject to a front-end sales load is the Scheduled Premium.

    The actual schedule of front-end sales loads for any given Policy is specified in that Policy.

    Generally, the shorter the Guarantee Period, the lower the front-end sales loads. The levels range from those for the ten-year Guarantee Period cited above to 0% on a contract with a One Year Guarantee Period. However, there are other contractual charges that are lower for longer Guarantee Periods. See "Guarantee Period" for a further description.

    For an example  of the  effect of Front-End  Sales Loads,  see "Examples  of
Front-End Sales Loads and Surrender Charges," page   .

PREMIUM RELATED TAX CHARGE

    We deduct a percentage of each premium to cover taxes assessed against the Hartford that are attributable to premiums. This percentage will vary by locale depending on the tax rates in effect there.

                 DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE

MONTHLY DEDUCTION AMOUNTS

    On the Policy Date and on each subsequent Monthly Activity Date, Hartford will deduct an amount (the "Monthly Deduction Amount") from the Account Value to cover certain charges and expenses incurred in connection with a Policy. Each Monthly Deduction Amount will be deducted on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts. The Monthly Deduction Amount will vary from month to month.

    The Monthly Deduction Amount equals:

    (a) the charge for the Cost of Insurance; plus

    (b) the charges for additional benefits provided by rider, if any; plus

    (c) the charges for "special" insurance class rating, if any; plus

    (d) the Monthly Administrative Fee; plus

    (e) the Mortality and Expense Risk Charge

        (a) COST OF INSURANCE CHARGE

        The charge for the Cost of Insurance is equal to:

        (i)  the Cost of Insurance rate per $1,000; multiplied by

        (ii)  the amount at risk; divided by

        (iii) $1,000

        The amount at risk equals the Death Benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

        The cost of insurance charge is to cover Hartford's anticipated mortality costs. For standard risks, the cost of insurance rate will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Table. A table of guaranteed cost of insurance rates per $1,000 will be included in each Policy; however, Hartford reserves the right to use rates less than those shown in the table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the insured's risk class. Hartford will determine the cost of insurance rate at the start of each Policy Year. Any changes in the cost of insurance rate will be made uniformly for all insureds in the same risk class.

        Because the Account Value and the Death Benefit Amount under a Policy may vary from month to month, the cost of insurance charge may also vary on each Monthly Activity Date.

        (b) RIDER CHARGE

        If the policy includes riders, a charge is made applicable to the riders from the Account Value on each Monthly Activity Date.

        The charge applicable to these riders is to compensate the Hartford for anticipated cost of providing these benefits and are specified on the applicable rider.

        The Riders  available  are  described  on page      under  "Supplemental
    Benefits" section.

        (c) SPECIAL CLASS CHARGE

        A charge for a special insurance class rating of the Insured may be made against the Account Value, if applicable. This charge is to compensate the Hartford for the additional mortality risk associated with individuals in these classes.

        (d) MONTHLY ADMINISTRATIVE FEE AND OTHER EXPENSE CHARGES AGAINST SUB-ACCOUNTS

        Hartford will assess a monthly administrative charge to compensate Hartford for administrative costs in connection with the Policies. This charge will be $8.33 per month initially and is guaranteed never to exceed that level during the Guarantee Period. After the Guarantee Period, this charge is guaranteed never to exceed $12.00 per month. This charge covers the average expected cost for these expenses.

        In addition, in the first Policy Year, there is a monthly first year charge to compensate the Hartford for the up-front costs to underwrite and issue a policy. This additional first year charge, subject to certain maximums, is equal to $8.33 per month plus an amount that varies by issue age and the Initial Face Amount (IFA). This additional first year charge and the maximums are summarized in the chart below for some sample ages.

                        ADDITIONAL FIRST YEAR           MAXIMUM
      ISSUE AGE             MONTHLY CHARGE           MONTHLY AMOUNT
      ---------  --------------------------------------------------
         25      $8.33 plus $.0333 per $1,000 of IFA     $50.00
         35      $8.33 plus $.0375 per $1,000 of IFA     $54.17
         45      $8.33 plus $.0417 per $1,000 of IFA     $62.50
         55      $8.33 plus $.0625 per $1,000 of IFA     $62.50
         65      $8.33 plus $.0708 per $1,000 of IFA     $62.50

        (e) MORTALITY AND EXPENSE RISK CHARGE

        A charge is made for mortality and expense risks assumed by Hartford. This charge is allocated to Hartford's general account. Hartford may profit from this charge. See also, "Policy Benefits and Rights -- Cash Value," page
      .

        The Mortality and Expense Risk Charge for any Monthly Activity Date is equal to:

        (i)  the Mortality and Expense Risk Rate; multiplied by

        (ii) the portion of the Account Value allocated to the Sub-Account on the Monthly Activity Date prior to assessing the Monthly Deduction Amount.

        The Mortality and Expense Risk Rate on any give Contract will be the same both during and after the Guarantee Period.

        The longer the Guarantee Period, the lower the Mortality and Expense Risk Rate. The levels range from .90% annually for a Policy with a one-year Guarantee Period and this level decreases proportionately as the Guarantee Period gets longer to .60% on a Policy with a ten-year Guarantee Period. There are other contractual charges that are higher for longer Guarantee Periods. See "Guarantee Period" for a fuller description.

        The mortality risk assumed is that the actual cost of insurance charges specified in the Policy will be insufficient to meet actual claims. Hartford also assumes the risk of the Death Benefit Guarantee during the Guarantee Period. See "Detailed Description of Policy Benefits and Provisions -- Death Benefit Guarantee," page . The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the Administrative charges set in the Policy.

SURRENDER CHARGES

    A contingent deferred sales load ("Surrender Charge") is assessed against the Account Value of a Policy if the Policy lapses or is surrendered during the first nine Policy Years. The amount of the Surrender Charge applicable during the first Policy Year is established by Hartford based on the premiums paid during the first year and the length of the Guarantee Period chosen by the Policy Owner. Subject to certain limits imposed by state insurance law, the Surrender Charge decreases by an equal amount each Policy Year until it reaches zero during the tenth Policy Year.

    Specifically, the maximum first year Surrender Charge under a Policy is equal to the sum of (i) a specified percentage of the Scheduled Premium up to the Guideline Annual Premium and (ii) 5% of the excess, of the first year premium over the Guideline Annual Premium. The longer the Guarantee Period, the higher the percentage is which is used in the preceding calculation. This percentage is equal to 110% with respect to Policies with a ten-year Guarantee Period and decreases as the Guarantee Period chosen decreases to 10% for Policies with a one-year Guarantee Period. However, there are other contractual charges that are lower for longer Guarantee Periods. See "Guarantee Period" for a fuller description.

    The actual schedule of Surrender Charges for any given Policy is set forth in that Policy. In addition, sales agents will provide, upon request, the schedule of Surrender Charges which would apply under any given circumstances.

    The aggregate front-end sales load and Surrender Charge assessed if a Policy lapses or is surrendered (i.e., the total sales load) will not exceed the sales load limitations specified by the Securities and Exchange Commission. Generally, the total sales load under the Policy will not exceed 180% of the Guideline Annual Premium, or 9% of the sum of the Guideline Annual Premium that would be paid over a 20-year period. In cases where the anticipated life expectancy of the insured(s) named in the Policy is less than 20 years, the total sales load will not exceed 9% of the sum of the Guideline Annual Premiums for the shorter period.

    For an example of the effect of Surrender Charges, see "Examples of Front-End Sales Loads and Surrender Charges," below.

EXAMPLES OF FRONT-END SALES LOADS AND SURRENDER CHARGES

    An example of the actual Front-End Sales Loads and Surrender Charge schedule as well as and the impact of the refund of the excess load, if any (see Load Refund on page ), for a Policy with a ten-year Guarantee Period is shown below. This example uses the same specific information (i.e., issue age, face amount,
premium level, etc.) as the illustration on page   of the prospectus.

          Death Benefit Option:        Level
          Face Amount:                 $250,000
          Guarantee Period:            10 years
          Issue Age/Sex/Class:         45/Male/Preferred
          Scheduled Premium:           $3,558.17 per year
          Guideline Annual Premium:    $4,819.38
          Assumed Gross Annual
            Investment Return:         0%

                                               IMPACT OF SURRENDER CHARGES/REFUNDS OF EXCESS LOAD
                           -------------------------------------------------------------------------------------------
                                                                            IMPACT OF                           NET
    POLICY     FRONT-END             GROSS                                  REFUND OF                          CHARGE
   YEAR(S)    SALES LOADS       SURRENDER CHARGE               -           EXCESS LOADS           =           (REFUND)
 ------------ -----------  --------------------------                      ------------                       --------
      1          $1,779    $3,914 (110% of $3,558.17)                         $1,724                           $2,190
      2             391    3,479                                               3,964                             (485)
      3             391    3,044                                                   0                            3,044
      4             391    2,609                                                   0                            2,609
      5             391    2,174                                                   0                            2,174
      6             391    1,740                                                   0                            1,740
      7             391    1,305                                                   0                            1,305
      8             391    870                                                     0                              870
      9             391    435                                                     0                              435
      10            391    0                                                       0                                0
 11 and later       107    0                                                       0                                0

    An example of the actual Front-End Sales Loads and Surrender Charge schedule as well as the impact of the refund of the excess load, if any, (see Load Refund on page ) for a Policy with a one-year Guarantee Period is shown below. This example uses the same specific information (i.e., issue age, face amount,
premium level) as the illustration on page   of the prospectus.

      Death Benefit Option:              Level
      Face Amount:                       $250,000
      Guarantee Period:                  1 Year
      Issue Age/Sex/Class:               45/Male/Preferred
      Scheduled Premium:                 $3,558.17 per year
      Guideline Annual Premium:          $4,368.50
      Assumed Hypothetical Gross Annual
        Investment Return:               0%

                                              IMPACT OF SURRENDER CHARGES/REFUND OF EXCESS LOADS
                           ----------------------------------------------------------------------------------------
                                                                         IMPACT OF                           NET
    POLICY     FRONT-END            GROSS                                REFUND OF                          CHARGE
   YEAR(S)    SALES LOADS     SURRENDER CHARGE              -           EXCESS LOADS           =           (REFUND)
 ------------ -----------  -----------------------                      ------------                       --------
      1            $0      $356 (10% of $3,558.17)                           $0                              $356
      2             0      316                                                0                               316
      3             0      277                                                0                               277
      4             0      237                                                0                               237
      5             0      198                                                0                               198
      6             0      158                                                0                               158
      7             0      119                                                0                               119
      8             0      79                                                 0                                79
      9             0      40                                                 0                                40
 10 and later       0      0                                                  0                                 0

CHARGES AGAINST THE FUNDS

    The investment advisers charge the Funds on daily investment management fee as compensation for services. The following Table shows the fee charged for each Fund available for investment by Policy Owners.

                                                      ANNUAL INVESTMENT MANAGEMENT FEE
                                                         AS A PERCENTAGE OF AVERAGE
 FUNDS                                                        DAILY NET ASSETS
 -------------------------------------------------  -------------------------------------

 HARTFORD FUNDS
 -------------------------------------------------
 Hartford Aggressive Growth Fund, Hartford
   Advisers Fund,
   Hartford International Opportunities Fund and
   Hartford Dividend
   and Growth Fund................................               .575%-.425%
 Hartford Bond Fund and Hartford Stock Fund.......               .325%-.25%
 Hartford Index Fund..............................                  .20%
 Hartford Mortgage Securities Fund and HVA Money
   Market Fund....................................                  .25%


 PUTNAM FUNDS
 -------------------------------------------------
 PCM Diversified Income Fund, PCM Global Asset
   Allocation Fund,
   PCM High Yield Fund, and PCM Voyager Fund......                .70%-.50%
 PCM Growth and Income Fund.......................                .65%-.45%
 PCM Money Market Fund............................                .45%-.25%
 PCM Global Growth Fund, PCM New Opportunities
   Fund,
   PCM U.S. Government and High Quality Bond Fund
   PCM Utilities
   Growth and Income Fund.........................                  .60%

                                                      ANNUAL INVESTMENT MANAGEMENT FEE
                                                         AS A PERCENTAGE OF AVERAGE
 FUNDS                                                        DAILY NET ASSETS
 -------------------------------------------------  -------------------------------------

 FIDELITY FUNDS
 -------------------------------------------------
 Equity-Income Portfolio..........................        Group Fee rate: .30%-.52%
                                                     Individual Portfolio Fee Rate: .20%
 Overseas Portfolio...............................        Group Fee rate: .30%-.52%
                                                     Individual Portfolio Fee Rate: .45%
 Asset Manager Portfolio..........................        Group Fee rate: .30%-.52%
                                                     Individual Portfolio Fee Rate: .40%

TAXES

    Currently, no charge is made to Separate Account VL I for federal state, and local taxes that may be attributable to Separate Account VL I. A change in the applicable federal, state or local tax laws which impose tax on the Hartford and/or Separate Account VL I may result in a charge against the Policy in the future. Charges for other taxes, if any, attributable to Separate Account VL I may also be made.

                                  THE COMPANY

    Hartford Life Insurance Company was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to
Connecticut. It is a stock life insurance company engaged in the business of writing health and life insurance, both ordinary and group, in all states of the United States and the District of Columbia. Hartford is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford Fire Insurance Company is a subsidiary ITT Corporation. Hartford Life Insurance Company has an A++ (superior) rating from A. M. Best and Company, Inc. and Standard & Poor's highest (AAA) rating on the basis of its financial soundness and operating performance.

    These ratings do not apply to the performance of the Separate Account. However, the policy obligations under this variable life insurance policy are the general corporate obligations of Hartford. These ratings do apply to Hartford's ability to meet its insurance obligations under the policy.

    Hartford is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1st in each year covering the operations of Hartford for the preceding year and its financial condition on December 31st of such year.

    Its   books  and  assets  are  subject  to  review  or  examination  by  the
Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners ("NAIC") at least once in every four years. In addition, Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance policies. Hartford is also subject to various Federal and state securities laws and regulations.

                             SEPARATE ACCOUNT VL I

GENERAL

    Separate Account VL I is a separate account of Hartford established on September 18, 1992 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Under Connecticut law, the assets of Separate Account VL I are held exclusively for the benefit of Policy Owners and persons entitled to payments under the Policies. The assets for Separate Account VL I are not chargeable with liabilities arising out of any other business which Hartford may conduct.

FUNDS

    The assets of each Sub-Account of Separate Account VL I are invested exclusively in one of the Funds. A Policy Owner may allocate premium payments among the Sub-Accounts. Policy Owners should review the following brief descriptions of the investment objectives of each of the Funds in connection with that allocation. There is no assurance that any of the Funds will achieve its stated objectives. Policy Owners are also advised to read the prospectuses for each of the Funds accompanying this prospectus for more detailed information.

                                 HARTFORD FUNDS

 HARTFORD ADVISERS FUND, INC.

        To achieve maximum long term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments. The investment adviser will vary the investments of the Fund among equity and debt securities and money market instruments depending upon its analysis of market trends. Total rate of return consists of current income, including dividends, interest and discount accruals and capital appreciation.


 HARTFORD CAPITAL APPRECIATION FUND, INC.
(FORMERLY THE "HARTFORD AGGRESSIVE GROWTH FUND, INC.")


        To achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

 HARTFORD BOND FUND, INC.

        To achieve maximum current income consistent with preservation of capital by investing primarily in bonds.

 HARTFORD DIVIDEND AND GROWTH FUND, INC.

        To achieve a high level of current income consistent with growth of capital and reasonable investment risk.

 HARTFORD INDEX FUND, INC.

        To  provide  investment results  which approximate  the price  and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by, nor affiliated with, Standard & Poor's Corporation.

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

        To achieve long-term total return consistent with prudent investment risk through investment primarily in equity securities issued by foreign companies.

 HARTFORD MORTGAGE SECURITIES FUND, INC.

        To achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association ("GNMA").

 HARTFORD STOCK FUND, INC.

        To  achieve   long-term  capital   growth  primarily   through   capital
    appreciation, with income a secondary consideration, by investing in equity-type securities.

 HVA MONEY MARKET FUND, INC.

        To  achieve  maximum  current  income  consistent  with  liquidity   and
    preservation of capital by investing in money market securities.

                                  PUTNAM FUNDS

 PCM DIVERSIFIED INCOME FUND

        Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: U.S. government sector, high yield sector, and international sector.

 PCM GLOBAL ASSET ALLOCATION FUND

        To seek to achieve a high level of long-term total return consistent with preservation of capital by investing in a wide variety of equity and fixed income securities both of U.S. and foreign issuers.

 PCM GLOBAL GROWTH FUND

        To seek capital appreciation through a globally diversified common stock portfolio.

 PCM GROWTH AND INCOME FUND

        To seek capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

 PCM HIGH YIELD FUND


        To seek high current income by investing primarily in high-yielding, lower-rated fixed income securities, (commonly referred to as junk bonds), constituting a diversified portfolio which is believed not to involve undue risk to income or principal, Capital growth is a secondary objective when consistent with the objectives of seeking high current income. See the special considerations for investments in high yield securities disclosed in the PCM Fund prospectus.


 PCM MONEY MARKET FUND

        To seek to achieve as high a level of current income as is consistent with liquidity and preservation of capital by investing in money market securities.

 PCM NEW OPPORTUNITIES FUND

        Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which may possess above average long-term growth potential.

 PCM U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

        To seek current income consistent with preservation of capital through investment in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by Standard & Poor's or Moody's or, if not rated, determined by Putnam Management to be of comparable quality.

 PCM UTILITIES GROWTH AND INCOME FUND

        To  seek  capital  growth  and  current  income  by  concentrating   its
    investments in securities issued by companies in the public utilities industries.

 PCM VOYAGER FUND

        To seek capital appreciation primarily from a portfolio of common stocks which are believed to have potential for capital appreciation which is significantly greater than that of market averages.

                                 FIDELITY FUNDS

 EQUITY-INCOME PORTFOLIO

        To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Daily Stock Price Index of 500 Common Stocks. The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. For a further discussion of lower-rated securities, please see "Risks of Lower-Rated Debt Securities" in the Fidelity prospectus for this Portfolio.

 OVERSEAS PORTFOLIO

        To seek long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

 ASSET MANAGER PORTFOLIO

        To seek high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

    The Hartford Funds are organized as corporations under the laws of the State of Maryland and are registered as diversified open-end management companies under the Investment Company Act of 1940. The Putnam Funds are organized as a trust fund or the laws of Massachusetts and are organized as a diversified open-end series investment company under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II. Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the Fund. Such shares are offered to separate accounts, including Separate Account VL I, established by Hartford or one of its affiliated companies specifically to fund the Policies and other policies issued by Hartford or its affiliates as permitted by the Investment Company Act of 1940.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance Policy Owners or to variable annuity Policy Owners, the Board of Directors intend for the Hartford Funds and the Board of Trustees for the Putnam Funds, and the Board of Trustees for the Fidelity Funds (collectively the "Board") to monitor events in order to identify any material conflicts between such Policy Owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable life and variable life insurance separate accounts, Hartford will bear the attendant expenses.

    All investment income of and other distributions to each Sub-Account of Separate Account VL I arising from the applicable Fund are reinvested in shares of that Fund at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of Separate Account VL I are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford. Hartford will purchase shares in the Funds in connection with premium payments allocated to the applicable Sub-Account in accordance with Policy Owners directions and will redeem shares in the Funds to meet Policy obligations or make adjustments in reserves, if any. The Funds are required to redeem Fund shares at net asset value and generally to make payment within seven days.

    Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for Separate Account VL I and its Sub-Accounts which fund the Policies. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of Hartford's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policies, Hartford may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Policies. No substitution of securities will take place without notice to and consent of Policy Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Policy Owner approval, if required, Hartford also reserves the right to end the registration under the Investment Company Act of 1940 of Separate Account VL I or any other separate accounts of which it is the depositor which may fund the Policies.

    Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.

INVESTMENT ADVISER

                                 HARTFORD FUNDS

    The investment adviser for each of the Hartford Funds is The Hartford Investment Management Company, Inc. ("HIMCO"), a wholly-owned subsidiary of Hartford. HIMCO was organized under the laws of the State of Connecticut in October of 1981.


    HIMCO also serves as investment adviser to several other Hartford sponsored funds which are also registered with the Securities and Exchange Commission. HIMCO is registered as an investment adviser under the Investment Advisers Act of 1940. HIMCO provides investment advice and, in general, supervises the management and investment program of Hartford Bond Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., and HVA Money Market Fund, Inc., pursuant to an Investment Advisory Agreement entered into with each of these Funds for which HIMCO receives a fee. HIMCO also supervises the investment programs of Hartford Advisers Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Capital Appreciation Fund, Inc. and Hartford Stock Fund, Inc. pursuant to an Investment Management Agreement for which HIMCO receives a fee. In addition, with respect to these four Funds, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to these funds. Wellington is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for each of the Funds for a more complete description of HIMCO and Wellington and their respective fees.


                                  PUTNAM FUNDS

    The Putnam Management Company, Inc. ("The Putnam Management"), One Post Office Square, Boston, Massachusetts, 02109, serves as the investment manager for the Funds. An affiliate, The Putnam Advisory Company, Inc., manages domestic and foreign institutional accounts and mutual funds. The Putnam Management and its affiliate are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal business are international insurance and reinsurance brokerage, employee benefit consulting and investment management. See the accompanying prospectuses for each of the Funds for a more complete description of The Putnam Management.

                                 FIDELITY FUNDS

    The Fidelity Funds are managed by Fidelity Management & Research Company ("Fidelity Management"), whose principal business address is 82 Devonshire Street, Boston, Massachusetts. Fidelity Management is one of America's largest investment management organizations. It is composed of a number of different companies, which provide a variety of financial services and products. Fidelity Management is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. Various Fidelity companies perform certain activities required to operate Variable Insurance Products Fund and Variable Insurance Products Fund II.

                               THE FIXED ACCOUNT

    THAT PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNT MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

    Premium Payments and Cash Values allocated to the Fixed Account become a part of the general assets of Hartford. Hartford invests the assets of the General Account in accordance with applicable law governing the investments of Insurance Company General Accounts.

    The Fixed Account Minimum Credited Rate is shown in the Contract. Currently, Hartford guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the Fixed Account under the Policies. Hartford may credit interest at a rate in excess of the Fixed Account Minimum Credited Rate, however, Hartford is not obligated to credit any interest in excess of the Fixed Account Minimum Credited Rate. There is no specific formula for the determination of excess interest credits. Some of the factors that the Company may consider in determining whether to credit excess interest to amounts allocated to the Fixed Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on the Company's investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF THE FIXED ACCOUNT MINIMUM CREDITED RATE WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE FIXED ACCOUNT MINIMUM CREDITED RATE.

                                 OTHER MATTERS

VOTING RIGHTS

    In accordance with its view of presently applicable law, Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in Separate Account VL
I. The number of shares held in the Separate Account which are attributable to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Policy Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Policy Owner (or the assignee) in the Funds will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account(s) in connection with the loan (see "Policy Benefits and Rights -- Policy Loans," page ) will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Hartford itself may disregard voting instructions in favor of changes initiated by a Policy Owner in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

STATEMENTS TO POLICY OWNERS

    We will send You a statement at least once each Policy Year, showing:

    (a) the current Account Value, Cash Value and Face Amount;

    (b) the premiums paid, Monthly Deduction Amounts and loans since the last report;

    (c) the amount of any Indebtedness;

    (d) notifications required by the provisions of the Policy; and

    (e) any other information required by the Insurance Department of the State where the policy was delivered.

LIMIT ON RIGHT TO CONTEST

    Hartford may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the premiums paid less any Indebtedness and partial withdrawals.

MISSTATEMENT AS TO AGE

    If the age of the Insured is incorrectly stated, the amount of Death Benefit will be appropriately adjusted as specified in the Policy.

PAYMENT OPTIONS

    Proceeds under the Policies may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless Hartford consents to a lesser amount. Once payments under Options 2, 3 or 4 commence, no surrender of the Policy may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Policies.

    FIRST OPTION -- Interest Income

    Payments of interest at the rate we declare, but not less than 3 1/2% per year, on the amount applied under this option.

    SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3 1/2% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

   LIFE ANNUITY -- an life insurance payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant.


   LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an life insurance providing monthly income to the Annuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.

    The Tables in the Policy provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the four Payment Options. Under the Fourth Option, the amount of each payment will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, Hartford may make payments less often.


    The Table for the Fourth Option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3.5% per annum. The Tables for the First, Second and Third Options are based on a net investment rate of 3.5% per annum. Hartford may, however, from time to time, at our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four Payment Options.


    Hartford will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

    The applicant names the Beneficiary in the application for the Policy. The Policy Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.

ASSIGNMENT

    The Policy may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

    No dividends will be paid under the Policies.

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefits, which are subject to the restrictions and limitations set forth therein, may be included in a Policy.

DEDUCTION AMOUNT WAIVER RIDER

    Subject to certain age and underwriting restrictions, the Policy may include a Deduction Amount Waiver Rider. This rider provides for the waiver of the Policy's Monthly Deduction Amounts in the event of total disability prior to the Insured reaching Attained Age 65 and continuing for at least six months. The number of Monthly Deduction Amounts waived depends on the Insured's Attained Age when the disability began. If this rider is added, the Monthly Deduction Amounts will be increased to include the charges for this rider.

ACCIDENTAL DEATH BENEFIT RIDER

    Subject to certain age and underwriting requirements, the Policy may include an Accidental Death Benefit Rider.

    This rider provides for an increase in the amount paid upon the death of the Insured if the death results from an accident.

    If this rider is added, the Monthly Deduction Amounts will be increased to include the charges for this rider.

INCREASE IN COVERAGE OPTION RIDER

    Subject to certain age and underwriting requirements, the Policy may include an Increase in Coverage Option Rider.

    This rider gives the Owner the guaranteed right to purchase a new Flexible Premium Variable Life Insurance policy on the life of the Insured, without evidence of insurability, if certain conditions are met. These conditions include:

    1. the original policy has been in force for five years,

    2. the Insured's Attained Age is less than 80, and

    3. the Account Value of the original policy is sufficient to "pay-up" the policy under assumptions defined in the rider.

    The Face Amount of the new policy will be equal to the Face Amount times a percentage. This percentage depends on the Insured's age, sex (except where unisex rates are used), and insurance class. The Scheduled Premium fee for the new policy is based on the Scheduled Premium for the original policy.

MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Policy will mature) to the date of the death of the second Insured to die, regardless of the age of either Insured. Certain Death Benefit and premium restrictions apply. See "Income Taxation of Policy Benefits."

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                    OTHER BUSINESS PROFESSION,
                                                                                      VOCATION OR EMPLOYMENT
                                              POSITION WITH HLIC,                        FOR PAST 5 YEARS;
            NAME, AGE                           YEAR OF ELECTION                        OTHER DIRECTORSHIPS
- ----------------------------------  ----------------------------------------  ---------------------------------------
Louis J. Abdou, 52                  Vice President, 1987                      Vice President (1987-Present), Hartford
                                                                                Insurance Company.
David H. Annis, 43                  Vice President, 1994                      Vice President (1994-Present);
                                                                                Assistant Vice President (1986-1994).
Paul J. Boldischar, Jr., 53         Vice President, 1992                      Senior Vice President and Director,
                                                                                Operations ITT Hartford Life and
                                                                                Annuity Insurance Company, 1994;
                                                                                Senior Vice President and Director of
                                                                                National Service Center, ITT Life
                                                                                Insurance Corporation (1987-1992).
Wendell J. Bossen, 61               Vice President, 1992**                    President (1992-Present), International
                                                                                Corporate Marketing Group, Inc.;
                                                                                Executive Vice President (1984-1992),
                                                                                Mutual Benefit.
Peter W. Cummins, 57                Vice President, 1989                      Vice President, Individual Annuity
                                                                                Operations (1989-Present), Hartford
                                                                                Life Insurance Company.
Julianna B. Dalton, 39              Vice President, 1992                      Vice President (1992-Present);
                                                                                Assistant Vice President (1989-1992);
                                                                                Director of Research (1987-1989),
                                                                                Hartford Life Insurance Company.
Ann M. deRaismes, 44                Vice President, 1994                      Vice President (1994), Assistant Vice
                                                                                President (1992-1994); Director of
                                                                                Human Resources (1991-Present);
                                                                                Assistant Director of Human Resources
                                                                                (1987-1991), Hartford Life Insurance
                                                                                Company.
Allen J. Duoma, M.D., 49            Medical Director, 1993                    Medical Director (1993-Present),
                                                                                Employee Benefits Division, Hartford
                                                                                Life Insurance Company; Medical
                                                                                Director (1990-1993), Travelers'
                                                                                Managed Disability Services; Medical
                                                                                Director (1988-1990), Center for
                                                                                Corporate Health.
Donald R. Frahm, 63                 Chairman and Chief Executive Officer,     Chairman and Chief Executive Officer of
                                      1988                                      the Hartford Insurance Group
                                                                                (1988-Present).

                                                                                    OTHER BUSINESS PROFESSION,
                                                                                      VOCATION OR EMPLOYMENT
                                              POSITION WITH HLIC,                        FOR PAST 5 YEARS;
            NAME, AGE                           YEAR OF ELECTION                        OTHER DIRECTORSHIPS
- ----------------------------------  ----------------------------------------  ---------------------------------------
Bruce D. Gardner, 44                General Counsel, 1991 and Corporate       General Counsel Corporate Secretary
                                      Secretary                                 (1991-Present); Corporate Secretary
                                                                                (1988-Present); Associate General
                                                                                Counsel (1988-1991); Counsel
                                                                                (1986-1988), Hartford Life Insurance
                                                                                Company.
Joseph H. Gareau, 47                Executive Vice President and Chief        Executive Vice President and Chief
                                      Investment Officer, 1993                  Investment Officer (1993-Present),
                                                                                Hartford Life Insurance Co.; Senior
                                                                                Vice President and Chief Investment
                                                                                Officer (1992-1993), ITT Hartford's
                                                                                Property-Casualty Companies.
J. Richard Garrett, 49              Vice President, 1988 and Treasurer        Vice President and Treasurer
                                                                                (1988-Present), Hartford Insurance
                                                                                Group.
John P. Ginnetti, 48                Executive Vice President and Director     Executive Vice President, 1994; Senior
                                      Asset Management Services, 1994           Vice President (1988-1994); General
                                                                                Counsel Services, 1994 and Corporate
                                                                                Secretary of Hartford Life Insurance
                                                                                Company (1982-1988).
Lois W. Grady, 50                   Vice President, 1993                      Vice President (1993-Present);
                                                                                Assistant Vice President (1988-1993),
                                                                                Hartford Life Insurance Company.
David A. Hall, 40                   Senior Vice President and Actuary, 1992   Senior Vice President and Actuary of
                                                                                Hartford Life Insurance Company
                                                                                (1992-Present).
Joseph Kanarek, 47                  Vice President, 1991                      Vice President (1991-Present); Director
                                                                                (1992-Present), Hartford Life
                                                                                Insurance Company.
Kevin L. Kirk, 43                   Vice President, 1992                      Vice President (1992-Present);
                                                                                Assistant Vice President; Assistant
                                                                                Director (1985-1992), Asset
                                                                                Management Services, Hartford Life
                                                                                Insurance Company (1985-1992).
Andrew W. Kohnke, 36                Vice President, 1992                      Vice President (1992-Present);
                                                                                Assistant Vice President (1989-1992);
                                                                                Investment Officer (1987-1989),
                                                                                Hartford Life Insurance Company.
Steven M. Maher, 40                 Vice President and Actuary, 1993          Vice President and Actuary,
                                                                                (1993-Present); Assistant Vice
                                                                                President (1987-1993), Hartford Life
                                                                                Insurance Company.
William B. Malchodi, Jr., 44        Vice President and Director of Taxes,     Director of Taxes (1992-Present),
                                      1992                                      Hartford Insurance Company.

                                                                                    OTHER BUSINESS PROFESSION,
                                                                                      VOCATION OR EMPLOYMENT
                                              POSITION WITH HLIC,                        FOR PAST 5 YEARS;
            NAME, AGE                           YEAR OF ELECTION                        OTHER DIRECTORSHIPS
- ----------------------------------  ----------------------------------------  ---------------------------------------
Thomas M. Marra, 36                 Senior Vice President and Actuary, 1994   Senior Vice President, 1994; Vice
                                      Director, ILAD                            President (1989-1994); Director of
                                                                                Individual Annuities (1991-Present);
                                                                                Assistant Vice President (1989);
                                                                                Actuary (1987-1989), Hartford Life
                                                                                Insurance Company.
David J. McDonald, 58               Senior Vice President, 1986               Senior Vice President and Director,
                                                                                Asset Management Services
                                                                                (1986-Present); Vice President
                                                                                (1980-1986), Hartford Insurance
                                                                                Company.
Kevin A. North, 42                  Vice President, 1991                      Vice President, Hartford Insurance
                                                                                Group and Director of Real Estate
                                                                                (1991-Present); Vice President and
                                                                                Deputy Director of Real Estate
                                                                                (1989-1991); Assistant Vice President
                                                                                and Deputy Director of Real Estate
                                                                                (1987-1989).
Joseph J. Noto, 42                  Vice President, 1989                      Vice President (1989-Present), Hartford
                                                                                Life Insurance Company; Controller
                                                                                (1983-1989), Personal Lines Insurance
                                                                                Center; Vice President (1986-1989),
                                                                                Personal Lines Insurance Center;
                                                                                Controller (1987-1989), Personal
                                                                                Lines Market Segment, Hartford Fire.
Leonard E. Odell, Jr., 49           Senior Vice President, 1994               Senior Vice President (1994-Present);
                                                                                Vice President (1982-1994); Actuary
                                                                                (1976-1982), Hartford Life Insurance
                                                                                Company.
Michael C. O'Halloran, 46           Vice President & Senior Associate         Vice President & Senior Associate
                                      General Counsel, 1988                     General Counsel and Director
                                                                                (1988-Present), Law Department,
                                                                                Hartford Fire Insurance Company.
Craig D. Raymond, 33                Vice President and Chief Actuary, 1994    Vice President and Chief Actuary, 1994;
                                                                                Vice President and Actuary
                                                                                (1993-1994); Assistant Vice President
                                                                                and Actuary (1992-1993); Actuary
                                                                                (1989-1992), Hartford Life Insurance
                                                                                Company; Consultant,
                                                                                Tillinghast/Towers Ferrin
                                                                                (1988-1989).

                                                                                    OTHER BUSINESS PROFESSION,
                                                                                      VOCATION OR EMPLOYMENT
                                              POSITION WITH HLIC,                        FOR PAST 5 YEARS;
            NAME, AGE                           YEAR OF ELECTION                        OTHER DIRECTORSHIPS
- ----------------------------------  ----------------------------------------  ---------------------------------------
Lowndes A. Smith, 55                President and Chief Operating Officer,    President and Chief Operating Officer
                                      1989                                      (1989-Present), Hartford Life
                                                                                Insurance Company; Senior Vice
                                                                                President and Group Controller; Vice
                                                                                President and Group Controller
                                                                                (1980-1987), Hartford Insurance
                                                                                Group.
Edward J. Sweeney, 38               Vice President, 1993                      Vice President (1993-Present); Chicago
                                                                                Regional Manager (1985-1993),
                                                                                Hartford Life Insurance Company.
James E. Trimble, 38                Vice President and Actuary, 1990          Vice President (1990-Present);
                                                                                Assistant Vice President (1987-1990),
                                                                                Hartford Life Insurance Company.
Raymond P. Welnicki, 46             Senior Vice President, 1994               Senior Vice President 1994, Vice
                                                                                President (1993-Present), Hartford
                                                                                Life Insurance Company; Board of
                                                                                Directors, Ethix Corp., formerly
                                                                                employed by Aetna Life & Casualty.
James J. Westervelt, 47             Vice President and Group Controller,      Vice President and Group Controller,
                                      1989                                      (1989-Present); Assistant Vice
                                                                                President and Assistant Controller
                                                                                (1983-1989), Hartford Insurance
                                                                                Group.
Lizabeth H. Zlatkus, 36             Vice President, 1994                      Vice President (1994); Assistant Vice
                                                                                President (1992-1994); Hartford Life
                                                                                Insurance Company; formerly Director,
                                                                                Hartford Insurance Group.
Donald J. Znamierowski, 60          Vice President and Director of Strategic  Vice President and Director of
                                      Operations, 1994                          Strategic Operations, 1994; Vice
                                                                                President and 1994 Comptroller
                                                                                (1986-1994); Assistant Vice President
                                                                                and Comptroller (1976-1986); Director
                                                                                (1976-1986), Hartford Life Insurance
                                                                                Company, Hartford Life & Accident
                                                                                Insurance Company, ITT Hartford Life
                                                                                & Annuity Insurance Company, and Ally
                                                                                Canada.

- ------------------------
 * Denotes date of election to Board of Directors.
** ITT Hartford Affiliated Company.

                          DISTRIBUTION OF THE POLICIES

    Hartford intends to sell the Policies in all jurisdictions where it is licensed to do business. The Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered Broker-Dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and State laws. Each Broker-Dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Policies. During the first Policy Year, the maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered Broker-Dealers is 45% of the premiums paid up to a target premium and 5% of any excess. In Policy Years 2 through 10, agent commissions will not exceed 5.5% of premiums paid. For Policy Years 11 and later, the agent commissions will not exceed 2% of the premiums paid. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if the Policy terminates prior to the second Policy Anniversary.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

    The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of Hartford.

                           FEDERAL TAX CONSIDERATIONS

GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE POLICY IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford's understanding of current Federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD LIFE AND SEPARATE ACCOUNT VL I

    Separate Account VL I is taxed as a part of Hartford which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, Separate Account VL I will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of Separate Account VL I (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Detailed Description of Policy Benefits and Provisions -- Cash Value," on page ). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policy.

    Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to Separate Account VL I. Based upon these expectations, no charge is currently being made to Separate Account VL I for Federal income taxes. If Hartford incurs income taxes attributable to Separate Account VL I or determines that such taxes will be incurred, it may assess a charge for taxes against Separate Account VL I.

INCOME TAXATION OF POLICY BENEFITS

    For Federal income tax purposes, the Policies should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the Beneficiary. Also, a life insurance Policy Owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.

    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Policy.

    Hartford also believes that any loan received under a Policy will be treated as Indebtedness of the Policy Owner, and that no part of any loan under a Policy will constitute income to the Policy Owner. A surrender or assignment of the Policy may have tax consequences depending upon the circumstances. Policy Owners should consult qualified tax advisers concerning the effect of such changes.

    Federal,  state,  and   local  estate  tax,   inheritance,  and  other   tax
consequences   of  ownership  or  receipt  of  Policy  proceeds  depend  on  the circumstances of each Policy Owner or Beneficiary.

    The Maturity Date Extention Rider allows a Policy Owner to extend the Maturity Date to the date of the death of last surviving insured. Although Hartford believes that the Policy will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Policy is not treated as a life insurance contract for federal income tax purposes after the Matuity Date, among other things, the Death Proceeds may be taxable to the recipient. The Policy Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.

MODIFIED ENDOWMENT POLICIES

    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid up to that point if the policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, withdrawals and loans from a modified endowment policy are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment policy, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.

    If the policy satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment policy rules, unless the policy is changed materially. The seven-pay test will be applied anew at any time the policy undergoes a material change, which includes an increase in the death benefit.

    All modified endowment policies that are issued within any calendar year to the same Policy Owner by one company or its affiliates shall be treated as one modified endowment policy for the purpose of determining the taxable portion of any loan or distribution.

DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance policy (other than a pension plan policy) will not be treated as a life insurance policy for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury. If a policy is not treated as a life insurance policy, the Policy Owner will be subject to income tax on the annual increases in Cash Value. The Treasury has issued diversification regulations which, among other things, require that no more than 55% of the assets of mutual fund (such as the Hartford mutual funds) underlying a variable life insurance policy, be invested in any one investment. All securities issued by the same issuer are considered one investment. In determining whether the diversification standards are met, each United States government agency or instrumentality shall be treated as a separate issuer. If the diversification standards are not met, non-pension Policyholders will be subject to current tax on the increase in Cash Value in the policy.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification standards, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the Company or Policy Owner must agree to pay the tax due for the period during which the diversification standards were not met. The amount required to be paid shall be an amount based upon the tax that would have been owed by the Policyowners if they were treated as receiving the income on the Contract for such period or periods.

FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Policy Owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.

OTHER TAX CONSIDERATIONS

    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law.

                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Policies, Separate Account VL I or any of the Funds.

                                    EXPERTS


    The audited financial statements for Hartford Insurance Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report herein, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing (to be provided by amendment). The hypothetical Policy illustrations included in this Prospectus and Registration Statement have been approved by Timothy M. Fitch, FSA, MAAA are included in reliance upon his opinion as to their reasonableness.


                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning Separate Account VL I, Hartford, and the Policies.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   APPENDIX A
                    ILLUSTRATION OF DEATH BENEFITS, ACCOUNT
                        VALUES AND CASH SURRENDER VALUES



    The following tables illustrate how the Death Benefits, Account Values and Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Account Values and Cash Surrender Values of a Policy issued to an Insured of a given age would vary over time if the investment return on the assets held in each Fund were a uniform, gross annual rate of 0%, 6% and 12%. The Death Benefits, Account Values and Cash Surrender Values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years. The tables assume that no Policy Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Fact Amount and that no fund transfers have been made in any Policy Year.



    The tables on pages 44 to 61 illustrate a Policy issued to a Male Insured, Age 45 in the Preferred Premium Class with an Initial Face Amount of $250,000 and a Scheduled Premium that is paid at the beginning of each Policy Year. The Death Benefits, Account Values and Cash Surrender Values would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.



    The tables reflect the fact that the net return on the assets held in the subaccounts is lower than the gross after-tax return of the Funds. This is because these tables assume an investment management fee and other estimated Fund expenses totaling 0.70%. The 0.70% figure is based on an average of the current management fees and expenses of the available fifteen Funds, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Funds associated with a Policy may be more or less than 0.70%, will vary from year to year, and will depend on how the Account Value is allocated.



    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the monthly charge to the Account for assuming mortality and expense risks, the monthly administrative charge, and the monthly mortality charge. All tables assume a charge of 2.25% for taxes attributable to premiums and reflect the fact that no charges against the Account are currently made for federal, state or local taxes attributable to the Policy.



    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.



    Upon request, Hartford will furnish a comparable illustration based on a proposed Policy's specific circumstances.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           1,232            0***   250,000      1,232            0***    250,000
      2            8,610           4,074          163***   250,000      4,074          163***    250,000
      3           13,241           6,764        3,342      250,000      6,764        3,342       250,000
      4           18,103           9,345        6,411      250,000      9,345        6,411       250,000
      5           23,208          11,843        9,398      250,000     11,843        9,398       250,000

      6           28,568          14,274       12,318      250,000     14,274       12,318       250,000
      7           34,196          16,645       15,178      250,000     16,645       15,178       250,000
      8           40,106          18,971       17,994      250,000     18,971       17,994       250,000
      9           46,312          21,246       20,757      250,000     21,246       20,757       250,000
     10           52,827          23,456       23,456      250,000     23,456       23,456       250,000

     11           59,669          25,850       25,850      250,000     24,932       24,932       250,000
     12           66,852          28,102       28,102      250,000     26,215       26,215       250,000
     13           74,395          30,190       30,190      250,000     27,297       27,297       250,000
     14           82,314          32,117       32,117      250,000     28,157       28,157       250,000
     15           90,630          33,884       33,884      250,000     28,773       28,773       250,000

     16           99,361          35,385       35,385      250,000     29,115       29,115       250,000
     17          108,530          36,726       36,726      250,000     29,156       29,156       250,000
     18          118,156          37,906       37,906      250,000     28,850       28,850       250,000
     19          128,264          38,913       38,913      250,000     28,147       28,147       250,000
     20          138,877          39,740       39,740      250,000     26,999       26,999       250,000

     25          200,454          39,821       39,821      250,000     12,667       12,667       250,000
     30          279,043          30,239       30,239      250,000         --           --       250,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,032 IN YEAR ONE AND $4,753 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           1,325            0***   250,000      1,325            0***    250,000
      2            8,610           4,435          523***   250,000      4,435          523***    250,000
      3           13,241           7,570        4,148      250,000      7,570        4,148       250,000
      4           18,103          10,778        7,845      250,000     10,778        7,845       250,000
      5           23,208          14,087       11,643      250,000     14,087       11,643       250,000

      6           28,568          17,519       15,563      250,000     17,519       15,563       250,000
      7           34,196          21,085       19,618      250,000     21,085       19,618       250,000
      8           40,106          24,808       23,830      250,000     24,808       23,830       250,000
      9           46,312          28,688       28,200      250,000     28,688       28,200       250,000
     10           52,827          32,722       32,722      250,000     32,722       32,722       250,000

     11           59,669          37,186       37,186      250,000     36,279       36,279       250,000
     12           66,852          41,760       41,760      250,000     39,852       39,852       250,000
     13           74,395          46,430       46,430      250,000     43,436       43,436       250,000
     14           82,314          51,207       51,207      250,000     47,017       47,017       250,000
     15           90,630          56,101       56,101      250,000     50,580       50,580       250,000

     16           99,361          61,026       61,026      250,000     54,103       54,103       250,000
     17          108,530          66,085       66,085      250,000     57,565       57,565       250,000
     18          118,156          71,290       71,290      250,000     60,934       60,934       250,000
     19          128,264          76,646       76,646      250,000     64,173       64,173       250,000
     20          138,877          82,162       82,162      250,000     67,247       67,247       250,000

     25          200,454         111,781      111,781      250,000     78,904       78,904       250,000
     30          279,043         145,617      145,617      250,000     77,492       77,492       250,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,125 IN YEAR ONE AND $5,113 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           1,418            0***   250,000      1,418            0***    250,000
      2            8,610           4,807          895***   250,000      4,807          895***    250,000
      3           13,241           8,434        5,011      250,000      8,434        5,011       250,000
      4           18,103          12,372        9,438      250,000     12,372        9,438       250,000
      5           23,208          16,681       14,237      250,000     16,681       14,237       250,000

      6           28,568          21,420       19,464      250,000     21,420       19,464       250,000
      7           34,196          26,642       25,176      250,000     26,642       25,176       250,000
      8           40,106          32,417       31,440      250,000     32,417       31,440       250,000
      9           46,312          38,799       38,310      250,000     38,799       38,310       250,000
     10           52,827          45,843       45,843      250,000     45,843       45,843       250,000

     11           59,669          53,915       53,915      250,000     53,042       53,042       250,000
     12           66,852          62,773       62,773      250,000     60,901       60,901       250,000
     13           74,395          72,491       72,491      250,000     69,502       69,502       250,000
     14           82,314          83,181       83,181      250,000     78,929       78,929       250,000
     15           90,630          94,965       94,965      250,000     89,281       89,281       250,000

     16           99,361         107,905      107,905      250,000    100,668      100,668       250,000
     17          108,530         122,236      122,236      250,000    113,227      113,227       250,000
     18          118,156         138,131      138,131      255,811    127,109      127,109       250,000
     19          128,264         155,618      155,618      280,732    142,486      142,486       257,043
     20          138,877         174,773      174,773      307,313    159,244      159,244       280,009

     25          200,454         300,798      300,798      469,696    265,815      265,815       415,070
     30          279,043         495,973      495,973      698,903    420,068      420,068       591,940

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,218 IN YEAR ONE AND $5,485 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,466            0***   251,466      1,466            0***    251,466
      2            9,686           4,727          327***   254,727      4,727          327***    254,727
      3           14,896           7,820        3,970      257,820      7,820        3,970       257,820
      4           20,365          10,789        7,489      260,789     10,789        7,489       260,789
      5           26,109          13,660       10,910      263,660     13,660       10,910       263,660

      6           32,139          16,450       14,250      266,450     16,450       14,250       266,450
      7           38,471          19,164       17,514      269,164     19,164       17,514       269,164
      8           45,120          21,820       20,720      271,820     21,820       20,720       271,820
      9           52,101          24,409       23,859      274,409     24,409       23,859       274,409
     10           59,431          26,916       26,916      276,916     26,916       26,916       276,916

     11           67,127          29,621       29,621      279,621     28,603       28,603       278,603
     12           75,208          32,154       32,154      282,154     30,059       30,059       280,059
     13           83,694          34,487       34,487      284,487     31,276       31,276       281,276
     14           92,604          36,623       36,623      286,623     32,229       32,229       282,229
     15          101,959          38,562       38,562      288,562     32,897       32,897       282,897

     16          111,782          40,177       40,177      290,177     33,245       33,245       283,245
     17          122,096          41,593       41,593      291,593     33,246       33,246       283,246
     18          132,926          42,806       42,806      292,806     32,854       32,854       282,854
     19          144,297          43,803       43,803      293,803     32,020       32,020       282,020
     20          156,237          44,576       44,576      294,576     30,699       30,699       280,699

     25          225,511          43,527       43,527      293,527     15,404       15,404       265,404
     30          313,924          31,575       31,575      281,575         --           --             0

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,366 IN YEAR ONE AND $4,772 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,574            0***   251,574      1,574            0***    251,574
      2            9,686           5,141          741***   255,141      5,141          741***    255,141
      3           14,896           8,746        4,896      258,746      8,746        4,896       258,746
      4           20,365          12,432        9,132      262,432     12,432        9,132       262,432
      5           26,109          16,230       13,480      266,230     16,230       13,480       266,230

      6           32,139          20,158       17,958      270,158     20,158       17,958       270,158
      7           38,471          24,231       22,581      274,231     24,231       22,581       274,231
      8           45,120          28,468       27,368      278,468     28,468       27,368       278,468
      9           52,101          32,870       32,320      282,870     32,870       32,320       282,870
     10           59,431          37,428       37,428      287,428     37,428       37,428       287,428

     11           67,127          42,446       42,446      292,446     41,395       41,395       291,395
     12           75,208          47,558       47,558      297,558     45,332       45,332       295,332
     13           83,694          52,735       52,735      302,735     49,225       49,225       299,225
     14           92,604          57,982       57,982      307,982     53,045       53,045       303,045
     15          101,959          63,299       63,299      313,299     56,760       56,760       306,760

     16          111,782          68,557       68,557      318,557     60,328       60,328       310,328
     17          122,096          73,875       73,875      323,875     63,709       63,709       313,709
     18          132,926          79,251       79,251      329,251     66,842       66,842       316,842
     19          144,297          84,672       84,672      334,672     69,660       69,660       319,660
     20          156,237          90,127       90,127      340,127     72,095       72,095       322,095

     25          225,511         116,169      116,169      366,169     76,129       76,129       326,129
     30          313,924         136,250      136,250      386,250     55,925       55,925       305,925

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,474 IN YEAR ONE AND $5,186 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,681            0***   251,681      1,681            0***    251,681
      2            9,686           5,569        1,169***   255,569      5,569        1,169***    255,569
      3           14,896           9,736        5,886      259,736      9,736        5,886       259,736
      4           20,365          14,258       10,958      264,258     14,258       10,958       264,258
      5           26,109          19,198       16,448      269,198     19,198       16,448       269,198

      6           32,139          24,615       22,415      274,615     24,615       22,415       274,615
      7           38,471          30,567       28,917      280,567     30,567       28,917       280,567
      8           45,120          37,127       36,027      287,127     37,127       36,027       287,127
      9           52,101          44,349       43,799      294,349     44,349       43,799       294,349
     10           59,431          52,288       52,288      302,288     52,288       52,288       302,288

     11           67,127          61,337       61,337      311,337     60,253       60,253       310,253
     12           75,208          71,202       71,202      321,202     68,843       68,843       318,843
     13           83,694          81,939       81,939      331,939     78,112       78,112       328,112
     14           92,604          93,639       93,639      343,639     88,103       88,103       338,103
     15          101,959         106,404      106,404      356,404     98,865       98,865       348,865

     16          111,782         120,208      120,208      370,208    110,442      110,442       360,442
     17          122,096         135,290      135,290      385,290    122,884      122,884       372,884
     18          132,926         151,779      151,779      401,779    136,232      136,232       386,232
     19          144,297         169,809      169,809      419,809    150,523      150,523       400,523
     20          156,237         189,531      189,531      439,531    165,803      165,803       415,803

     25          225,511         318,535      318,535      568,535    259,241      259,241       509,241
     30          313,924         517,815      517,815      767,815    385,156      385,156       635,156

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,581 IN YEAR ONE AND $5,614 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,629            0***   254,500      1,629            0***    254,500
      2            9,686           4,916          844***   259,000      4,916          844***    259,000
      3           14,896           8,031        4,468      263,500      8,031        4,468       263,500
      4           20,365          11,016        7,962      268,000     11,016        7,962       268,000
      5           26,109          13,896       11,351      272,500     13,896       11,351       272,500

      6           32,139          16,688       14,652      277,000     16,688       14,652       277,000
      7           38,471          19,398       17,871      281,500     19,398       17,871       281,500
      8           45,120          22,041       21,023      286,000     22,041       21,023       286,000
      9           52,101          24,609       24,100      290,500     24,609       24,100       290,500
     10           59,431          27,086       27,086      295,000     27,086       27,086       295,000

     11           67,127          29,718       29,718      299,500     28,622       28,622       299,500
     12           75,208          32,159       32,159      304,000     29,885       29,885       304,000
     13           83,694          34,376       34,376      308,500     30,859       30,859       308,500
     14           92,604          36,367       36,367      313,000     31,507       31,507       313,000
     15          101,959          38,128       38,128      317,500     31,792       31,792       317,500

     16          111,782          39,511       39,511      322,000     31,663       31,663       322,000
     17          122,096          40,647       40,647      326,500     31,071       31,071       326,500
     18          132,926          41,525       41,525      331,000     29,940       29,940       331,000
     19          144,297          42,123       42,123      335,500     28,184       28,184       335,500
     20          156,237          42,423       42,423      340,000     25,714       25,714       340,000

     25          225,511          37,048       37,048      362,500         --           --             0
     30          313,924          14,078       14,078      385,000         --           --             0

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,361 IN YEAR ONE AND $5,595 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,746            0***   254,500      1,746            0***    254,500
      2            9,686           5,353        1,281***   259,000      5,353        1,281***    259,000
      3           14,896           8,995        5,432      263,500      8,995        5,432       263,500
      4           20,365          12,717        9,663      268,000     12,717        9,663       268,000
      5           26,109          16,548       14,003      272,500     16,548       14,003       272,500

      6           32,139          20,509       18,473      277,000     20,509       18,473       277,000
      7           38,471          24,612       23,085      281,500     24,612       23,085       281,500
      8           45,120          28,880       27,862      286,000     28,880       27,862       286,000
      9           52,101          33,312       32,803      290,500     33,312       32,803       290,500
     10           59,431          37,901       37,901      295,000     37,901       37,901       295,000

     11           67,127          42,921       42,921      299,500     41,837       41,837       299,500
     12           75,208          48,033       48,033      304,000     45,731       45,731       304,000
     13           83,694          53,210       53,210      308,500     49,564       49,564       308,500
     14           92,604          58,458       58,458      313,000     53,305       53,305       313,000
     15          101,959          63,777       63,777      317,500     56,916       56,916       317,500

     16          111,782          69,039       69,039      322,000     60,350       60,350       322,000
     17          122,096          74,366       74,366      326,500     63,557       63,557       326,500
     18          132,926          79,757       79,757      331,000     66,463       66,463       331,000
     19          144,297          85,202       85,202      335,500     68,986       68,986       335,500
     20          156,237          90,693       90,693      340,000     71,036       71,036       340,000

     25          225,511         117,175      117,175      362,500     70,404       70,404       362,500
     30          313,924         138,179      138,179      385,000     31,287       31,287       385,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,478 IN YEAR ONE AND $6,032 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                           GUARANTEE PERIOD: 10 YEARS
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           1,863            0***   254,500      1,863            0***    254,500
      2            9,686           5,805        1,733***   259,000      5,805        1,733***    259,000
      3           14,896          10,029        6,466      263,500     10,029        6,466       263,500
      4           20,365          14,611       11,557      268,000     14,611       11,557       268,000
      5           26,109          19,618       17,073      272,500     19,618       17,073       272,500

      6           32,139          25,111       23,075      277,000     25,111       23,075       277,000
      7           38,471          31,152       29,625      281,500     31,152       29,625       281,500
      8           45,120          37,815       36,797      286,000     37,815       36,797       286,000
      9           52,101          45,162       44,653      290,500     45,162       44,653       290,500
     10           59,431          53,252       53,252      295,000     53,252       53,252       295,000

     11           67,127          62,461       62,461      299,500     61,416       61,416       299,500
     12           75,208          72,536       72,536      304,000     70,272       70,272       304,000
     13           83,694          83,549       83,549      308,500     79,898       79,898       308,500
     14           92,604          95,617       95,617      313,000     90,367       90,367       313,000
     15          101,959         108,867      108,867      317,500    101,766      101,766       317,500

     16          111,782         123,335      123,335      322,000    114,191      114,191       322,000
     17          122,096         139,283      139,283      326,500    127,759      127,759       326,500
     18          132,926         156,899      156,899      331,000    142,593      142,593       331,000
     19          144,297         176,385      176,385      335,500    158,844      158,844       335,500
     20          156,237         197,974      197,974      348,109    176,698      176,698       340,000

     25          225,511         340,685      340,685      531,980    294,635      294,635       460,073
     30          313,924         561,701      561,701      791,523    466,175      466,175       656,912

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 *** IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE CASH VALUE WOULD BE $2,596 IN YEAR ONE AND $6,484 IN YEAR TWO.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 50% IN YEAR 1, 11% IN YEARS 2 THROUGH 10 AND 3% THEREAFTER. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           3,169        2,769      250,000      3,169        2,769       250,000
      2            8,610           6,361        6,006      250,000      5,932        5,576       250,000
      3           13,241           9,381        9,070      250,000      8,589        8,278       250,000
      4           18,103          12,273       12,003      250,000     11,138       10,872       250,000
      5           23,208          15,067       14,844      250,000     13,574       13,351       250,000

      6           28,568          17,780       17,603      250,000     15,884       15,706       250,000
      7           34,196          20,422       20,289      250,000     18,062       17,929       250,000
      8           40,106          23,008       22,919      250,000     20,094       20,006       250,000
      9           46,312          25,529       25,485      250,000     21,969       21,924       250,000
     10           52,827          27,976       27,976      250,000     23,670       23,670       250,000

     11           59,669          30,273       30,273      250,000     25,185       25,185       250,000
     12           66,852          32,416       32,416      250,000     26,503       26,503       250,000
     13           74,395          34,379       34,379      250,000     27,617       27,617       250,000
     14           82,314          36,168       36,168      250,000     28,506       28,506       250,000
     15           90,630          37,782       37,782      250,000     29,148       29,148       250,000

     16           99,361          39,109       39,109      250,000     29,517       29,517       250,000
     17          108,530          40,264       40,264      250,000     29,583       29,583       250,000
     18          118,156          41,244       41,244      250,000     29,304       29,304       250,000
     19          128,264          42,039       42,039      250,000     28,631       28,631       250,000
     20          138,877          42,640       42,640      250,000     27,516       27,516       250,000

     25          200,454          41,273       41,273      250,000     13,475       13,475       250,000
     30          279,043          29,429       29,429      250,000         --           --             0

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           3,380        2,980      250,000      3,380        2,769       250,000
      2            8,610           6,984        6,628      250,000      6,541        5,576       250,000
      3           13,241          10,621       10,310      250,000      9,779        8,278       250,000
      4           18,103          14,336       14,070      250,000     13,093       10,872       250,000
      5           23,208          18,163       17,941      250,000     16,480       13,351       250,000

      6           28,568          22,125       21,947      250,000     19,932       15,706       250,000
      7           34,196          26,235       26,102      250,000     23,444       17,929       250,000
      8           40,106          30,516       30,427      250,000     27,007       20,006       250,000
      9           46,312          34,968       34,924      250,000     30,610       21,924       250,000
     10           52,827          39,589       39,589      250,000     34,241       34,241       250,000

     11           59,669          44,313       44,313      250,000     37,891       37,891       250,000
     12           66,852          49,143       49,143      250,000     41,552       41,552       250,000
     13           74,395          54,063       54,063      250,000     45,221       45,221       250,000
     14           82,314          59,083       59,083      250,000     48,881       48,881       250,000
     15           90,630          64,213       64,213      250,000     52,519       52,519       250,000

     16           99,361          69,363       69,363      250,000     56,112       56,112       250,000
     17          108,530          74,644       74,644      250,000     59,641       59,641       250,000
     18          118,156          80,064       80,064      250,000     63,074       63,074       250,000
     19          128,264          85,631       85,631      250,000     66,375       66,375       250,000
     20          138,877          91,354       91,354      250,000     69,510       69,510       250,000

     25          200,454         121,950      121,950      250,000     81,501       81,501       250,000
     30          279,043         156,846      156,846      250,000     80,759       80,759       250,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,000 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,200           3,591        3,191      250,000      3,591        3,191       250,000
      2            8,610           7,632        7,277      250,000      7,177        6,821       250,000
      3           13,241          11,964       11,653      250,000     11,071       10,760       250,000
      4           18,103          16,662       16,396      250,000     15,303       15,036       250,000
      5           23,208          21,797       21,575      250,000     19,904       19,682       250,000

      6           28,568          27,434       27,256      250,000     24,902       24,725       250,000
      7           34,196          33,635       33,502      250,000     30,335       30,202       250,000
      8           40,106          40,476       40,387      250,000     36,239       36,150       250,000
      9           46,312          48,019       47,975      250,000     42,655       42,610       250,000
     10           52,827          56,330       56,330      250,000     49,631       49,631       250,000

     11           59,669          65,425       65,425      250,000     57,226       57,226       250,000
     12           66,852          75,392       75,392      250,000     65,505       65,505       250,000
     13           74,395          86,314       86,314      250,000     74,553       74,553       250,000
     14           82,314          98,312       98,312      250,000     84,454       84,454       250,000
     15           90,630         111,522      111,522      250,000     95,310       95,310       250,000

     16           99,361         126,021      126,021      250,000    107,234      107,234       250,000
     17          108,530         141,984      141,984      270,088    120,365      120,365       250,000
     18          118,156         159,409      159,409      295,216    134,859      134,859       250,000
     19          128,264         178,423      178,423      321,872    150,716      150,716       271,890
     20          138,877         199,168      199,168      350,210    167,837      167,837       295,118

     25          200,454         333,820      333,820      521,260    275,617      275,617       430,376
     30          279,043         537,823      537,823      757,875    429,094      429,094       604,659

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           3,645        3,195      253,645      3,645        3,195       253,645
      2            9,686           7,298        6,898      257,298      6,859        6,459       256,859
      3           14,896          10,759       10,409      260,759      9,947        9,597       259,947
      4           20,365          14,073       13,773      264,073     12,905       12,605       262,905
      5           26,109          17,268       17,018      267,268     15,727       15,477       265,727

      6           32,139          20,366       20,166      270,366     18,400       18,200       268,400
      7           38,471          23,372       23,222      273,372     20,915       20,765       270,915
      8           45,120          26,303       26,203      276,303     23,256       23,156       273,256
      9           52,101          29,152       29,102      279,152     25,407       25,357       275,407
     10           59,431          31,906       31,906      281,906     27,352       27,352       277,352

     11           67,127          34,478       34,478      284,478     29,075       29,075       279,075
     12           75,208          36,861       36,861      286,861     30,563       30,563       280,563
     13           83,694          39,025       39,025      289,025     31,806       31,806       281,806
     14           92,604          40,972       40,972      290,972     32,783       32,783       282,783
     15          101,959          42,701       42,701      292,701     33,471       33,471       283,471

     16          111,782          44,078       44,078      294,078     33,838       33,838       283,838
     17          122,096          45,240       45,240      295,240     33,857       33,857       283,857
     18          132,926          46,181       46,181      296,181     33,483       33,483       283,483
     19          144,297          46,890       46,890      296,890     32,668       32,668       282,668
     20          156,237          47,358       47,358      297,358     31,369       31,369       281,369

     25          225,511          44,420       44,420      294,420     16,281       16,281       266,281
     30          313,924          29,833       29,833      279,833         --           --             0

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)


                                        CURRENT CHARGES*                    GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                 CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT    SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE       VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ---------   ----------   ----------
      1            4,725           3,885        3,435      253,885      3,885        3,435       253,885
      2            9,686           8,007        7,607      258,007      7,553        7,153       257,553
      3           14,896          12,171       11,821      262,171     11,305       10,955       261,305
      4           20,365          16,420       16,120      266,420     15,136       14,836       265,136
      5           26,109          20,787       20,537      270,787     19,043       18,793       269,043

      6           32,139          25,295       25,095      275,295     23,012       22,812       273,012
      7           38,471          29,956       29,806      279,956     27,034       26,884       277,034
      8           45,120          34,793       34,693      284,793     31,093       30,993       281,093
      9           52,101          39,804       39,754      289,804     35,172       35,122       285,172
     10           59,431          44,981       44,981      294,981     39,251       39,251       289,251

     11           67,127          50,241       50,241      300,241     43,311       43,311       293,311
     12           75,208          55,578       55,578      305,578     47,332       47,332       297,332
     13           83,694          60,959       60,959      310,959     51,302       51,302       301,302
     14           92,604          66,388       66,388      316,388     55,189       55,189       305,189
     15          101,959          71,859       71,859      321,859     58,963       58,963       308,963

     16          111,782          77,234       77,234      327,234     62,581       62,581       312,581
     17          122,096          82,643       82,643      332,643     66,004       66,004       316,004
     18          132,926          88,079       88,079      338,079     69,171       69,171       319,171
     19          144,297          93,527       93,527      343,527     72,014       72,014       322,014
     20          156,237          98,976       98,976      348,976     74,469       74,469       324,469

     25          225,511         124,243      124,243      374,243     78,534       78,534       328,534
     30          313,924         141,839      141,839      391,839     58,468       58,468       308,468

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                 DEATH BENEFIT OPTION: RETURN OF ACCOUNT VALUE
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,500 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)


                                        CURRENT CHARGES*                     GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -------------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE         VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ----------   -----------   ----------
      1            4,725           4,125        3,675      254,125       4,125         3,675       254,125
      2            9,686           8,745        8,345      258,745       8,278         7,878       258,278
      3           14,896          13,699       13,349      263,699      12,779        12,429       262,779
      4           20,365          19,065       18,765      269,065      17,658        17,358       267,658
      5           26,109          24,913       24,663      274,913      22,944        22,694       272,944

      6           32,139          31,314       31,114      281,314      28,665        28,465       278,665
      7           38,471          38,330       38,180      288,330      34,851        34,701       284,851
      8           45,120          46,040       45,940      296,040      41,532        41,432       291,532
      9           52,101          54,506       54,456      304,506      48,740        48,690       298,740
     10           59,431          63,791       63,791      313,791      56,507        56,507       306,507

     11           67,127          73,886       73,886      323,886      64,872        64,872       314,872
     12           75,208          84,863       84,863      334,863      73,876        73,876       323,876
     13           83,694          96,778       96,778      346,778      83,574        83,574       333,574
     14           92,604         109,728      109,728      359,728      94,007        94,007       344,007
     15          101,959         123,811      123,811      373,811     105,225       105,225       355,225

     16          111,782         139,001      139,001      389,001     117,269       117,269       367,269
     17          122,096         155,550      155,550      405,550     130,189       130,189       380,189
     18          132,926         173,588      173,588      423,588     144,022       144,022       394,022
     19          144,297         193,253      193,253      443,253     158,805       158,805       408,805
     20          156,237         214,700      214,700      464,700     174,583       174,583       424,583

     25          225,511         353,605      353,605      603,605     270,448       270,448       520,448
     30          313,924         564,675      564,675      814,675     398,231       398,231       648,231

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,300 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)


                                        CURRENT CHARGES*                     GUARANTEED CHARGES**
               PREMIUMS       ------------------------------------   -------------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  POLICY    AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH      ACCOUNT      SURRENDER      DEATH
   YEAR        PER YEAR          VALUE        VALUE       BENEFIT      VALUE         VALUE       BENEFIT
  -------   ---------------   -----------   ----------   ---------   ----------   -----------   ----------
      1            4,515           3,452        3,022      254,300       3,452         3,022       254,300
      2            9,256           6,912        6,530      258,600       6,470         6,088       258,600
      3           14,234          10,181        9,846      262,900       9,360         9,025       262,900
      4           19,460          13,301       13,014      267,200      12,116        11,830       267,200
      5           24,948          16,301       16,062      271,500      14,730        14,492       271,500

      6           30,711          19,200       19,009      275,800      17,187        16,996       275,800
      7           36,761          22,005       21,861      280,100      19,475        19,332       280,100
      8           43,114          24,732       24,636      284,400      21,574        21,479       284,400
      9           49,785          27,372       27,325      288,700      23,466        23,418       288,700
     10           56,789          29,911       29,911      293,000      25,127        25,127       293,000

     11           64,144          32,258       32,258      297,300      26,536        26,536       297,300
     12           71,866          34,399       34,399      301,600      27,671        27,671       301,600
     13           79,974          36,299       36,299      305,900      28,515        28,515       305,900
     14           88,488          37,957       37,957      310,200      29,035        29,035       310,200
     15           97,427          39,366       39,366      314,500      29,193        29,193       314,500

     16          106,814          40,370       40,370      318,800      28,941        28,941       318,800
     17          116,669          41,111       41,111      323,100      28,231        28,231       323,100
     18          127,018          41,576       41,576      327,400      26,987        26,987       327,400
     19          137,884          41,742       41,742      331,700      25,128        25,128       331,700
     20          149,293          41,590       41,590      336,000      22,567        22,567       336,000

     25          215,488          33,464       33,464      357,500          --            --             0
     30          299,971           6,350        6,350      379,000          --            --             0

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.



    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,300 SCHEDULED PREMIUM
     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS       -------------------------------------   -------------------------------------
  END OF      ACCUMULATED                      CASH                                   CASH
  POLICY    AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH      ACCOUNT      SURRENDER      DEATH
   YEAR        PER YEAR          VALUE         VALUE       BENEFIT      VALUE         VALUE       BENEFIT
  -------   ---------------   -----------   -----------   ---------   ----------   -----------   ----------
      1            4,515           3,680         3,250      254,300       3,680         3,250       254,300
      2            9,256           7,587         7,205      258,600       7,131         6,749       258,600
      3           14,234          11,524        11,190      262,900      10,652        10,317       262,900
      4           19,460          15,536        15,249      267,200      14,239        13,952       267,200
      5           24,948          19,654        19,415      271,500      17,885        17,647       271,500

      6           30,711          23,901        23,710      275,800      21,579        21,388       275,800
      7           36,761          28,290        28,147      280,100      25,308        25,165       280,100
      8           43,114          32,843        32,747      284,400      29,055        28,960       284,400
      9           49,785          37,558        37,511      288,700      32,802        32,755       288,700
     10           56,789          42,429        42,429      293,000      36,526        36,526       293,000

     11           64,144          47,372        47,372      297,300      40,205        40,205       297,300
     12           71,866          52,381        52,381      301,600      43,818        43,818       301,600
     13           79,974          57,425        57,425      305,900      47,346        47,346       305,900
     14           88,488          62,508        62,508      310,200      50,755        50,755       310,200
     15           97,427          67,626        67,626      314,500      54,009        54,009       314,500

     16          106,814          72,642        72,642      318,800      57,056        57,056       318,800
     17          116,669          77,687        77,687      323,100      59,846        59,846       323,100
     18          127,018          82,755        82,755      327,400      62,304        62,304       327,400
     19          137,884          87,832        87,832      331,700      64,345        64,345       331,700
     20          149,293          92,909        92,909      336,000      65,878        65,878       336,000

     25          215,488         116,368       116,368      357,500      62,038        62,038       357,500
     30          299,971         131,965       131,965      379,000      18,269        18,269       379,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        HARTFORD LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                    DEATH BENEFIT OPTION: RETURN OF PREMIUM
                            GUARANTEE PERIOD: 1 YEAR
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $4,300 SCHEDULED PREMIUM
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                        CURRENT CHARGES*                      GUARANTEED CHARGES**
               PREMIUMS       -------------------------------------   -------------------------------------
  END OF      ACCUMULATED                      CASH                                   CASH
  POLICY    AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH      ACCOUNT      SURRENDER      DEATH
   YEAR        PER YEAR          VALUE         VALUE       BENEFIT      VALUE         VALUE       BENEFIT
  -------   ---------------   -----------   -----------   ---------   ----------   -----------   ----------
      1            4,515           3,909         3,479      254,300       3,909         3,479       254,300
      2            9,256           8,289         7,907      258,600       7,820         7,438       258,600
      3           14,234          12,979        12,645      262,900      12,054        11,720       262,900
      4           19,460          18,056        17,769      267,200      16,639        16,352       267,200
      5           24,948          23,589        23,350      271,500      21,603        21,364       271,500

      6           30,711          29,648        29,456      275,800      26,972        26,781       275,800
      7           36,761          36,294        36,151      280,100      32,778        32,635       280,100
      8           43,114          43,608        43,512      284,400      39,052        38,957       284,400
      9           49,785          51,652        51,605      288,700      45,829        45,781       288,700
     10           56,789          60,492        60,492      293,000      53,146        53,146       293,000

     11           64,144          70,129        70,129      297,300      61,049        61,049       297,300
     12           71,866          80,646        80,646      301,600      69,593        69,593       301,600
     13           79,974          92,114        92,114      305,900      78,844        78,844       305,900
     14           88,488         104,650       104,650      310,200      88,869        88,869       310,200
     15           97,427         118,379       118,379      314,500      99,741        99,741       314,500

     16          106,814         133,337       133,337      318,800     111,544       111,544       318,800
     17          116,669         149,793       149,793      323,100     124,378       124,378       323,100
     18          127,018         167,931       167,931      327,400     138,349       138,349       327,400
     19          137,884         187,951       187,951      331,700     153,585       153,585       331,700
     20          149,293         209,902       209,902      336,000     170,246       170,246       336,000

     25          215,488         352,387       352,387      357,500     279,784       279,784       357,500
     30          299,971         568,266       568,266      379,000     437,080       437,080       379,000

   * THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  ** THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 THESE VALUES REFLECT FRONT-END SALES LOADS OF 0% IN ALL YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.


    THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATE OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company
Separate Account VLI and to the
Owners of Units of Interest therein:

    We have audited the accompanying statement of assets and liabilities of Hartford Life Insurance Company Separate Account VLI as of December 31, 1994, and the related statement of operations for the year then ended and statement of changes in net assets for the year then ended and for the period from inception, June 1, 1993, to December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company Separate Account VLI as of December 31, 1994, the results of its operations for the year then ended and the changes in its net assets for the year then ended and for the period from inception, June 1, 1993, to December 31, 1993, in conformity with generally accepted accounting principles.

Hartford, Connecticut
February 10, 1995                                            Arthur Andersen LLP

                  THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                       STATEMENT OF ASSETS & LIABILITIES
                               DECEMBER 31, 1994

                                      BOND FUND    STOCK FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
ASSETS:
Investments
  Hartford Bond Fund, Inc.
    Shares  341,835
    Cost  $ 323,619
    Market Value...................   $ 316,546        --
  Hartford Stock Fund, Inc.
    Shares  627,805
    Cost  $1,810,285
    Market Value...................      --        $ 1,758,770
  HVA Money Market Fund, Inc.
    Shares 7,216,711
    Cost  $7,216,711
    Market Value...................      --            --
  Hartford Advisers Fund, Inc.
    Shares 1,480,553
    Cost  $2,463,174
    Market Value...................      --            --
  Hartford Aggressive Growth Fund,
   Inc.
    Shares  924,159
    Cost  $2,660,923
    Market Value...................      --            --
  Hartford Mortgage Securities
   Fund, Inc.
    Shares  502,504
    Cost  $ 512,236
    Market Value...................      --            --
  Hartford Index Fund, Inc.
    Shares  132,572
    Cost  $ 201,460
    Market Value...................      --            --
  Hartford International
   Opportunities Fund, Inc.
    Shares 1,695,428
    Cost  $2,025,065
    Market Value...................      --            --
  Due from Hartford Life Insurance
   Company.........................         264         27,285
                                     -----------   -----------
  Total Assets.....................     316,810      1,786,055
                                     -----------   -----------
LIABILITIES:
  Payable for fund shares
   purchased.......................         264         27,286
                                     -----------   -----------
  Total Liabilities................         264         27,286
                                     -----------   -----------
  Net Assets (variable life
   insurance contract
   liabilities)....................   $ 316,546    $ 1,758,769
                                     -----------   -----------
                                     -----------   -----------
Units Outstanding..................     314,861      1,639,035
Accumulation Unit Value at end of
  period...........................   $1.005351    $  1.073051

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                     MORTGAGE
                                          MONEY                     AGGRESSIVE      SECURITIES                     INTERNATIONAL
                                       MARKET FUND  ADVISERS FUND   GROWTH FUND        FUND        INDEX FUND    OPPORTUNITIES FUND
                                       SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                       -----------  -------------   -----------   --------------   -----------   ------------------
ASSETS:
Investments
  Hartford Bond Fund, Inc.
    Shares  341,835
    Cost  $ 323,619
    Market Value...................        --            --             --             --              --              --
  Hartford Stock Fund, Inc.
    Shares  627,805
    Cost  $1,810,285
    Market Value...................        --            --             --             --              --              --
  HVA Money Market Fund, Inc.
    Shares 7,216,711
    Cost  $7,216,711
    Market Value...................    $ 7,216,711       --             --             --              --              --
  Hartford Advisers Fund, Inc.
    Shares 1,480,553
    Cost  $2,463,174
    Market Value...................        --         $2,369,594        --             --              --              --
  Hartford Aggressive Growth Fund,
   Inc.
    Shares  924,159
    Cost  $2,660,923
    Market Value...................        --            --         $2,642,983         --              --
  Hartford Mortgage Securities
   Fund, Inc.
    Shares  502,504
    Cost  $ 512,236
    Market Value...................        --            --             --           $ 494,655         --              --
  Hartford Index Fund, Inc.
    Shares  132,572
    Cost  $ 201,460
    Market Value...................        --            --             --             --           $ 201,799          --
  Hartford International
   Opportunities Fund, Inc.
    Shares 1,695,428
    Cost  $2,025,065
    Market Value...................        --            --             --             --              --            $1,993,332
  Due from Hartford Life Insurance
   Company.........................        550,703        11,662        38,182         --               4,087            20,396
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Total Assets.....................      7,767,414     2,381,256     2,681,165         494,655        205,886         2,013,728
                                       -----------  -------------   -----------   --------------   -----------   ------------------
LIABILITIES:
  Payable for fund shares
   purchased.......................        550,597        11,662        38,163         --               4,087            20,388
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Total Liabilities................        550,597        11,662        38,163         --               4,087            20,388
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Net Assets (variable life
   insurance contract
   liabilities)....................    $ 7,216,817    $2,369,594    $2,643,002       $ 494,655      $ 201,799        $1,993,340
                                       -----------  -------------   -----------   --------------   -----------   ------------------
                                       -----------  -------------   -----------   --------------   -----------   ------------------
Units Outstanding..................      6,826,105     2,267,197     2,379,906         487,778        191,986         1,713,803
Accumulation Unit Value at end of
  period...........................    $  1.057238    $ 1.045165    $ 1.110549       $1.014098      $1.051111        $ 1.163109

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                      BOND FUND    STOCK FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
INVESTMENT INCOME:
  Dividends........................    $ 6,922       $ 20,615
                                     -----------   -----------
    Net investment income (loss)...      6,922         20,615
                                     -----------   -----------
  Capital gains income.............        311         27,224
                                     -----------   -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
   security transactions...........       (195)          (175)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............     (7,019)       (60,514)
                                     -----------   -----------
  Net gains (losses) on
   investments.....................     (7,214)       (60,689)
                                     -----------   -----------
    Net increase (decrease) in net
     assets resulting from
     operations....................    $    19       $(12,850)
                                     -----------   -----------
                                     -----------   -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                         MONEY                     AGGRESSIVE      MORTGAGE                      INTERNATIONAL
                                      MARKET FUND  ADVISERS FUND   GROWTH FUND  SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  -------------------
INVESTMENT INCOME:
  Dividends........................     $99,860       $ 51,536      $  6,904       $ 20,821        $2,556          $ 17,054
                                      -----------  --------------  -----------  ---------------  -----------       --------
    Net investment income (loss)...      99,860         51,536         6,904         20,821         2,556            17,054
                                      -----------  --------------  -----------  ---------------  -----------       --------
  Capital gains income.............      --             17,202        73,831             23         --             --
                                      -----------  --------------  -----------  ---------------  -----------       --------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
   security transactions...........      --              1,897           240           (255)            2              (309)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............      --            (96,460)      (37,253)       (17,533)         (324)          (49,550)
                                      -----------  --------------  -----------  ---------------  -----------       --------
  Net gains (losses) on
   investments.....................      --            (94,563)      (37,013)       (17,788)         (322)          (49,859)
                                      -----------  --------------  -----------  ---------------  -----------       --------
    Net increase (decrease) in net
     assets resulting from
     operations....................     $99,860       $(25,825)     $ 43,722       $  3,056        $2,234          $(32,805)
                                      -----------  --------------  -----------  ---------------  -----------       --------
                                      -----------  --------------  -----------  ---------------  -----------       --------

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                      BOND FUND    STOCK FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
OPERATIONS:
  Net investment income (loss).....    $  6,922    $    20,615
  Capital gains income.............         311         27,224
  Net realized gain (loss) on
   security transactions...........        (195)          (175)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............      (7,019)       (60,514)
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from
   operations......................          19        (12,850)
                                     -----------   -----------
UNIT TRANSACTIONS:
  Purchases........................      37,028        290,304
  Net transfers....................     272,187      1,294,999
  Surrenders.......................      (4,429)       (35,895)
  Loan withdrawals.................         (14)        (4,367)
  Cost of insurance................      (5,283)       (61,111)
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................     299,489      1,483,930
                                     -----------   -----------
  Total increase (decrease) in net
   assets..........................     299,508      1,471,080
NET ASSETS:
  Beginning of period..............      17,038        287,689
                                     -----------   -----------
  End of period....................    $316,546    $ 1,758,769
                                     -----------   -----------
                                     -----------   -----------
               HARTFORD LIFE INSURANCE COMPANY
              STATEMENT OF CHANGES IN NET ASSETS
      FROM INCEPTION (JUNE 1, 1993) TO DECEMBER 31, 1993

                                      BOND FUND    STOCK FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
OPERATIONS:
  Net investment income (loss).....    $    111    $     1,527
  Capital gains income.............      --            --
  Net realized gain (loss) on
   security transactions...........          (4)           (45)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............         (54)         8,999
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from
   operations......................          53         10,481
                                     -----------   -----------
UNIT TRANSACTIONS:
  Purchases........................         106        133,492
  Net transfers....................      17,142        149,434
  Surrenders.......................        (105)        (1,382)
  Loan withdrawals.................      --            --
  Cost of insurance................        (158)        (4,336)
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................      16,985        277,208
                                     -----------   -----------
  Total increase (decrease) in net
   assets..........................      17,038        287,689
NET ASSETS:
  Beginning of period..............      --            --
                                     -----------   -----------
  End of period....................    $ 17,038    $   287,689
                                     -----------   -----------
                                     -----------   -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                         MONEY                     AGGRESSIVE      MORTGAGE                     INTERNATIONAL
                                      MARKET FUND  ADVISERS FUND   GROWTH FUND  SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
OPERATIONS:
  Net investment income (loss).....   $    99,860    $   51,536    $    6,904      $ 20,821       $  2,556        $   17,054
  Capital gains income.............       --             17,202        73,831            23         --              --
  Net realized gain (loss) on
   security transactions...........       --              1,897           240          (255)             2              (309)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............       --            (96,460)      (37,253)      (17,533)          (324)          (49,550)
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Net increase (decrease) in net
   assets resulting from
   operations......................        99,860       (25,825)       43,722         3,056          2,234           (32,805)
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
UNIT TRANSACTIONS:
  Purchases........................    20,258,603       434,023       701,847         6,854         68,645           487,568
  Net transfers....................   (13,565,371)    1,557,649     1,548,441       487,586        116,406         1,394,539
  Surrenders.......................      (142,419)      (40,579)      (85,763)       (3,931)        (6,167)          (56,052)
  Loan withdrawals.................      (435,997)      (26,091)       (2,817)      --              --                (5,771)
  Cost of insurance................      (265,027)      (51,186)     (109,663)       (3,376)        (8,623)          (65,611)
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................     5,849,789     1,873,816     2,052,045       487,133        170,261         1,754,673
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Total increase (decrease) in net
   assets..........................     5,949,649     1,847,991     2,095,767       490,189        172,495         1,721,868
NET ASSETS:
  Beginning of period..............     1,267,168       521,603       547,235         4,466         29,304           271,472
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  End of period....................   $ 7,216,817    $2,369,594    $2,643,002      $494,655       $201,799        $1,993,340
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
                                                HARTFORD LIFE INSURANCE COMPANY
                                               STATEMENT OF CHANGES IN NET ASSETS
                                       FROM INCEPTION (JUNE 1, 1993) TO DECEMBER 31, 1993

                                         MONEY                     AGGRESSIVE      MORTGAGE                     INTERNATIONAL
                                      MARKET FUND  ADVISERS FUND   GROWTH FUND  SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
OPERATIONS:
  Net investment income (loss).....   $     7,177    $    2,996    $      197      $     83       $    233        $      306
  Capital gains income.............       --            --             --           --              --              --
  Net realized gain (loss) on
   security transactions...........       --                 61           (68)          (10)           157              (155)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............       --              2,880        19,312           (48)           663            17,816
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Net increase (decrease) in net
   assets resulting from
   operations......................         7,177         5,937        19,441            25          1,053            17,967
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
UNIT TRANSACTIONS:
  Purchases........................     4,308,207         6,264       143,578       --               1,437            23,309
  Net transfers....................    (2,954,425)      541,175       405,980         4,714         28,179           240,704
  Surrenders.......................       (30,447)          412        (3,352)         (118)          (717)           (1,452)
  Loan withdrawals.................        (5,000)      (30,000)       (9,656)      --              --                (6,308)
  Cost of insurance................       (58,344)       (2,185)       (8,756)         (155)          (648)           (2,748)
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................     1,259,991       515,666       527,794         4,441         28,251           253,505
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  Total increase (decrease) in net
   assets..........................     1,267,168       521,603       547,235         4,466         29,304           271,472
NET ASSETS:
  Beginning of period..............       --            --             --           --              --              --
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
  End of period....................   $ 1,267,168    $  521,603    $  547,235      $  4,466       $ 29,304        $  271,472
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
                                      -----------  --------------  -----------  ---------------  -----------  ------------------

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

1. ORGANIZATION:

    Separate Account VLI (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. The Account consists of sixteen subaccounts. These financial statements include eight subaccounts which invest solely in the Hartford Mutual Funds (the Funds). The other eight subaccounts, which invest in the Putnam Capital Manager Trust funds, are presented in separate financial statements. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC.

2. SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date.

    b) SECURITY VALUATION--The investment in shares of the Hartford mutual funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1994.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

3. ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company Separate Account VLI and to the Owners of Units of Interest therein:

    We have audited the accompanying statement of assets and liabilities of Hartford Life Insurance Separate Account VLI as of December 31, 1994 and the related statement of operations for the year then ended and the statement of changes in net assets for the year then ended and for the period from inception, June 1, 1993, to December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company Separate Account VLI as of December 31, 1994 and the results of its operations for the year then ended and the changes in its net assets for the year then ended and for the period from inception, June 1, 1993, to December 31, 1993, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 15, 1995

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                       STATEMENT OF ASSETS & LIABILITIES
                               DECEMBER 31, 1994

                                       VOYAGER       GLOBAL
                                        FUND       GROWTH FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
ASSETS:
Investments
  PCM Voyager Fund
    Shares 159,247
    Cost $3,465,663
    Market Value...................   $3,535,279       --
  PCM Global Growth Fund
    Shares 152,490
    Cost $2,040,828
    Market Value...................      --         2,055,561
  PCM Growth and Income Fund
    Shares 153,603
    Cost $2,612,882
    Market Value...................      --            --
  PCM Global Asset Allocation Fund
    Shares  66,910
    Cost $ 905,527
    Market Value...................      --            --
  PCM High Yield Fund
    Shares  33,123
    Cost $ 392,745
    Market Value...................      --            --
  PCM U.S. Government and High
   Quality Bond Fund
    Shares   2,524
    Cost $ 278,974
    Market Value...................      --            --
  PCM Money Market Fund
    Shares 252,270
    Cost $ 252,270
    Market Value...................      --            --
  PCM Utilities Growth & Income
   Fund
    Shares  74,626
    Cost $ 863,930
    Market Value...................      --            --
  Due from Hartford Life Insurance
   Company.........................   $  16,236         1,367
                                     -----------   -----------
  Total Assets.....................   $3,551,515   $2,056,928
                                     -----------   -----------
LIABILITIES:
  Payable for fund shares
   purchased.......................      16,222         1,361
                                     -----------   -----------
  Total Liabilities................      16,222         1,361
                                     -----------   -----------
  Net Assets (variable life
   contract liabilities)...........   $3,535,293   $2,055,367
                                     -----------   -----------
                                     -----------   -----------
Units Outstanding..................     306,549       175,299
Accumulation Unit Value at end of
  period...........................   $11.532543   $11.726068

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                       U.S.
                                                                                    GOVERNMENT
                                                    GLOBAL ASSET                     AND HIGH                     UTILITIES GROWTH
                                       GROWTH AND    ALLOCATION     HIGH YIELD       QUALITY          MONEY          AND INCOME
                                         INCOME         FUND           FUND         BOND FUND      MARKET FUND          FUND
                                       SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                       -----------  -------------   -----------   --------------   -----------   ------------------
ASSETS:
Investments
  PCM Voyager Fund
    Shares 159,247
    Cost $3,465,663
    Market Value...................        --            --             --             --              --              --
  PCM Global Growth Fund
    Shares 152,490
    Cost $2,040,828
    Market Value...................        --            --             --             --              --              --
  PCM Growth and Income Fund
    Shares 153,603
    Cost $2,612,882
    Market Value...................    $ 2,558,105       --             --             --              --              --
  PCM Global Asset Allocation Fund
    Shares  66,910
    Cost $ 905,527
    Market Value...................        --         $  882,842        --             --              --              --
  PCM High Yield Fund
    Shares  33,123
    Cost $ 392,745
    Market Value...................        --            --         $   379,594        --              --              --
  PCM U.S. Government and High
   Quality Bond Fund
    Shares   2,524
    Cost $ 278,974
    Market Value...................        --            --             --           $ 264,250         --              --
  PCM Money Market Fund
    Shares 252,270
    Cost $ 252,270
    Market Value...................        --            --             --             --           $ 252,270          --
  PCM Utilities Growth & Income
   Fund
    Shares  74,626
    Cost $ 863,930
    Market Value...................        --            --             --             --              --            $  797,003
  Due from Hartford Life Insurance
   Company.........................          1,086           183            220        --               2,929          --
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Total Assets.....................    $ 2,559,191    $  882,725    $   379,814      $ 264,250      $ 255,199        $  797,003
                                       -----------  -------------   -----------   --------------   -----------   ------------------
LIABILITIES:
  Payable for fund shares
   purchased.......................          1,084           183            220        --               2,928          --
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Total Liabilities................          1,084           183            220        --               2,928          --
                                       -----------  -------------   -----------   --------------   -----------   ------------------
  Net Assets (variable life
   contract liabilities)...........    $ 2,055,367    $  882,547    $   379,571      $ 264,250      $  35,227        $  797,003
                                       -----------  -------------   -----------   --------------   -----------   ------------------
                                       -----------  -------------   -----------   --------------   -----------   ------------------
Units Outstanding..................        239,375        83,168      2,558,107         26,066        239,065            81,670
Accumulation Unit Value at end of
  period...........................    $ 10.686597    $10.611611    $ 10.841067      $10.137629     $1.055241        $ 9.758875

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                       VOYAGER       GLOBAL
                                        FUND       GROWTH FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
INVESTMENT INCOME:
  Dividends........................    $28,870       $  4,672
                                     -----------   -----------
    Net investment income (loss)...     28,870          6,672
                                     -----------   -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
   security transactions...........        (56)          (543)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............     32,005        (28,892)
                                     -----------   -----------
  Net gains (losses) on
   investments.....................     31,949        (29,430)
                                     -----------   -----------
    Net increase (decrease) in net
     assets resulting from
     operations....................    $60,819       $(24,758)
                                     -----------   -----------
                                     -----------   -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                U.S. GOVERNMENT
                                                    GLOBAL ASSET                   AND HIGH                    UTILITIES GROWTH
                                      GROWTH AND     ALLOCATION    HIGH YIELD       QUALITY         MONEY         AND INCOME
                                        INCOME          FUND          FUND         BOND FUND     MARKET FUND         FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  -------------------
INVESTMENT INCOME:
  Dividends........................     $48,961       $ 17,983      $ 15,560       $  9,538        $6,191          $ 29,517
                                      -----------  --------------  -----------  ---------------  -----------       --------
    Net investment income (loss)...      28,350         17,983         5,560          9,538         6,191            29,517
                                      -----------  --------------  -----------  ---------------  -----------       --------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
   security transactions...........        (379)           258           145           (627)        --               (1,610)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............     (58,540)       (28,390)      (18,016)       (14,716)        --              (69,987)
                                      -----------  --------------  -----------  ---------------  -----------       --------
  Net gains (losses) on
   investments.....................     (58,914)       (28,132)      (17,871)       (15,343)        --              (71,597)
                                      -----------  --------------  -----------  ---------------  -----------       --------
    Net increase (decrease) in net
     assets resulting from
     operations....................     $(9,953)      $(10,149)     $ (2,311)      $ (5,805)       $6,191          $(42,080)
                                      -----------  --------------  -----------  ---------------  -----------       --------
                                      -----------  --------------  -----------  ---------------  -----------       --------

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                       VOYAGER       GLOBAL
                                        FUND       GROWTH FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
OPERATIONS:
  Net investment income (loss).....    $ 28,870    $    4,672
  Net realized gain (loss) on
   security transactions...........         (56)         (548)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............      32,005       (28,882)
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from
   operations......................      60,819       (24,758)
                                     -----------   -----------
UNIT TRANSACTIONS:
  Purchases........................     708,069       475,032
  Net transfers....................   2,230,817     1,117,170
  Surrenders.......................     (10,788)      (63,603)
  Loan withdrawals.................     (50,858)       (5,427)
  Cost of insurance................    (123,130)      (74,730)
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................   2,657,085     1,448,642
                                     -----------   -----------
  Total increase (decrease) in net
   assets..........................   2,717,904     1,423,684
NET ASSETS:
  Beginning of period..............    (817,389)      631,883
                                     -----------   -----------
  End of period....................   3$,535,293   $2,055,567
                                     -----------   -----------
                                     -----------   -----------
               HARTFORD LIFE INSURANCE COMPANY
              STATEMENT OF CHANGES IN NET ASSETS
      FROM INCEPTION, JUNE 1, 1993 TO DECEMBER 31, 1993

                                       VOYAGER       GLOBAL
                                        FUND       GROWTH FUND
                                     SUB-ACCOUNT   SUB-ACCOUNT
                                     -----------   -----------
OPERATIONS:
  Net investment income............    $ --        $   --
  Net realized gain (loss) on
   security transactions...........         376           (74)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............      37,611        43,615
                                     -----------   -----------
  Net increase (decrease) in net
   assets resulting from
   operations......................      37,987        43,541
                                     -----------   -----------
UNIT TRANSACTIONS:
  Purchases........................     197,140        41,168
  Net transfers....................     603,823       564,121
  Surrenders.......................      (6,630)       (4,527)
  Loan withdrawals.................      (8,282)       (8,255)
  Cost of insurance................      (6,649)       (4,165)
                                     -----------   -----------
  Net increase in net assets
   resulting from unit
   transactions....................     779,402       588,342
  Total increase in net assets.....     817,389       631,883
NET ASSETS:
  Beginning of period..............      --            --
                                     -----------   -----------
  End of period....................    $817,389    $  631,883
                                     -----------   -----------
                                     -----------   -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                U.S. GOVERNMENT
                                                    GLOBAL ASSET                   AND HIGH                    UTILITIES GROWTH
                                      GROWTH AND     ALLOCATION    HIGH YIELD       QUALITY         MONEY         AND INCOME
                                        INCOME          FUND          FUND         BOND FUND     MARKET FUND         FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
OPERATIONS:
  Net investment income (loss).....   $    48,961    $   17,983    $   15,560      $  9,538       $  6,191        $   29,517
  Net realized gain (loss) on
   security transactions...........          (374)          258           145          (627)        --                (1,610)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............        58,540)      (28,390)      (18,016)      (14,716)        --               (69,987)
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  Net increase (decrease) in net
   assets resulting from
   operations......................        (9,953)      (10,149)       (2,311)       (8,805)         6,191           (42,080)
                                      -----------  --------------  -----------  ---------------  -----------      ----------
UNIT TRANSACTIONS:
  Purchases........................       334,519       166,955       107,329        47,317         51,492            37,037
  Net transfers....................       206,833       572,469        17,314       225,462         83,593           470,959
  Surrenders.......................       (64,779)      (15,429)      (10,467)       (5,876)        (3,294)           (9,751)
  Loan withdrawals.................       (16,671)       (2,800)      (10,107)      --              --                (2,067)
  Cost of insurance................       (46,765)      (23,486)      (14,444)       (8,719)        (5,526)          (14,063)
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  Net increase (decrease) in net
   assets resulting from unit
   transactions....................     2,270,137       697,709       254,548       258,684        126,268           482,115
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  Total increase (decrease) in net
   assets..........................     2,260,184       687,560       252,237       252,379        132,459           440,035
NET ASSETS:
  Beginning of period..............       297,523       194,982       127,157         1,371        119,812           356,968
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  End of period....................   $ 2,558,107    $  882,542    $  379,594      $264,250       $252,271        $  797,003
                                      -----------  --------------  -----------  ---------------  -----------      ----------
                                      -----------  --------------  -----------  ---------------  -----------      ----------
                                                HARTFORD LIFE INSURANCE COMPANY
                                               STATEMENT OF CHANGES IN NET ASSETS
                                       FROM INCEPTION, JUNE 1, 1993 TO DECEMBER 31, 1993

                                                                                U.S. GOVERNMENT
                                                    GLOBAL ASSET                   AND HIGH                    UTILITIES GROWTH
                                      GROWTH AND     ALLOCATION    HIGH YIELD       QUALITY         MONEY         AND INCOME
                                        INCOME          FUND          FUND         BOND FUND     MARKET FUND         FUND
                                      SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                      -----------  --------------  -----------  ---------------  -----------  ------------------
OPERATIONS:
  Net investment income............   $   --         $  --         $   --          $    338       $ --
  Net realized gain (loss) on
   security transactions...........            20           (23)            2             2         --                   (10)
  Net unrealized appreciation
   (depreciation) of investments
   during the period...............         3,663         5,405         4,866            (8)             0             3,060
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  Net increase (decrease) in net
   assets resulting from
   operations......................         3,783         5,382         4,868            (6)           338             3,050
                                      -----------  --------------  -----------  ---------------  -----------      ----------
UNIT TRANSACTIONS:
  Purchases........................         9,231        15,316         2,448         1,748              0            21,171
  Net transfers....................       288,046       178,443       122,830         9,787        119,640           336,467
  Surrenders.......................        (1,836)       (1,145)       (1,710)         (105           (106)           (2,822)
  Loan withdrawals.................             0        (1,947)       --           --              --              --
  Cost of insurance................        (1,301)       (1,067        (1,079)          (53)           (60)             (878)
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  Net increase in net assets
   resulting from unit
   transactions....................       294,140       189,600       122,489        11,377        119,474           353,918
  Total increase in net assets.....       297,923       194,982       127,357        11,371        119,812           356,968
NET ASSETS:
  Beginning of period..............       --            --             --           --              --                     0
                                      -----------  --------------  -----------  ---------------  -----------      ----------
  End of period....................   $   297,923    $  194,982    $  127,357      $ 11,371       $119,812        $  356,968
                                      -----------  --------------  -----------  ---------------  -----------      ----------
                                      -----------  --------------  -----------  ---------------  -----------      ----------

                              SEPARATE ACCOUNT-VLI

                        HARTFORD LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

1. ORGANIZATION:

    Separate Account VLI (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. The Account consists of sixteen subaccounts. These financial statements include eight subaccounts which invest solely in the Putnam Capital Manager Trust funds (the Funds). The other eight subaccounts, which invest in the Hartford Mutual funds, are presented in separate financial statements. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC.

2. SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date.

    b) SECURITY VALUATION--The investment in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1994.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

3. ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Hartford Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholder's equity and cash flow for each of the three years in the period ended December 31, 1994. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are
free of material misstatement.   An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in the accompanying notes to the consolidated financial statements, the Company adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting, as of January 1, 1994, for debt and equity securities, and, effective January 1, 1992, for postretirement benefits other than pensions and postemployment benefits.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                        ARTHUR ANDERSEN  LLP





Hartford, Connecticut
January 30, 1995

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (IN MILLIONS)


                                                 FOR THE YEARS ENDED DECEMBER 31,

                                                      1994      1993      1992
REVENUES:
Premiums and other considerations                   $1,100    $  747   $  259
Net investment income                                1,292     1,051      907
Net realized gains on investments                        7        16        5
                                                    ------    ------    ------
                                                     2,399     1,814    1,171

BENEFITS, CLAIMS AND EXPENSES:
Benefits, claims and claim
   adjustment expenses                               1,405     1,046      797
Amortization of deferred policy
    acquisition costs                                  145       113       55
Dividends to policyholders                             419       227       47
Other insurance expenses                               227       210      138
                                                    ------    ------    ------
                                                     2,196     1,596    1,037

INCOME BEFORE INCOME TAX AND
    CUMULATIVE EFFECT OF CHANGES IN
    ACCOUNTING PRINCIPLES                              203       218      134
Income tax expense                                      65        75       45
                                                    ------    ------    ------

INCOME BEFORE CUMULATIVE EFFECT OF
    CHANGES IN ACCOUNTING PRINCIPLES                   138       143       89

Cumulative effect of changes in
    accounting principles net of tax benefit of $7       -         -      (13)
                                                    ------    ------    ------

NET INCOME                                          $  138    $  143    $  76
                                                    ------    ------    ------
                                                    ------    ------    ------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                           AS OF  DECEMBER 31,
                                                         1994           1993
                                                       --------       --------
            ASSETS

Investments:
Fixed maturities, available for sale, at fair
value in 1994 and at amortized cost in 1993
(amortized cost, $14,464  in 1994; fair
value, $12,845 in 1993)                                 $13,429        $12,597
Equity securities, at fair value                             68             90
Mortgage loans, at outstanding principal balance            316            228
Policy loans, at outstanding balance                      2,614          1,397
Other investments                                           107             40
                                                        -------        -------
                                                         16,534         14,352

Cash                                                         20              1
Premiums and amounts receivable                             160            327
Reinsurance recoverable                                   5,466          5,532
Accrued investment income                                   378            241
Deferred policy acquisition costs                         1,809          1,334
Deferred income tax                                         590            114
Other assets                                                 83            101
Separate account assets                                  22,809         16,284
                                                        -------        -------
                                                        $47,849        $38,286
                                                        -------        -------
                                                        -------        -------

      LIABILITIES AND STOCKHOLDER'S EQUITY

Future policy benefits                                   $1,890         $1,659
Other policyholder funds                                 21,328         18,234
Other liabilities                                         1,000            916
Separate account liabilities                             22,809         16,284
                                                        -------        -------
                                                         47,027         37,093

Common stock - authorized 1,000 shares, $5,690
par value, issued and outstanding 1,000 shares                6              6
Capital surplus                                             826            676
Unrealized losses on securities, net of tax               (654)            (5)
Retained earnings                                           644            516
                                                        -------        -------
                                                            822          1,193
                                                        -------        -------
                                                        $47,849        $38,286
                                                        -------        -------
                                                        -------        -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                  (IN MILLIONS)


                                                                                         UNREALIZED
                                                                                       GAINS(LOSSES)                     TOTAL
                                                                COMMON        CAPITAL        ON            RETAINED  STOCKHOLDER'S
                                                                STOCK         SURPLUS    SECURITIES        EARNINGS      EQUITY
                                                                -----         -------    ----------        --------      ------
BALANCE, DECEMBER 31, 1991                                       $   6        $  439         $    1         $  297         $  743
Net Income                                                                                                      76             76
Capital Contribution                                                 -            25              -              -             25
Excess of assets over liabilities on
 reinsurance assumed from affiliate                                  -            34              -              -             34
Change in unrealized losses on equity
  securities, net of tax                                             -             -             (1)             -             (1)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1992                                           6           498              0            373            877
                                                                ------        -------        -------        -------        -------
Net Income                                                           -             -              -            143            143
Capital Contribution                                                 -           180              -              -            180
Excess of assets over liabilities on
 reinsurance assumed from affiliate                                  -            (2)             -              -             (2)
Change in unrealized losses on equity
  securities, net of tax                                             -             -             (5)             -             (5)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1993                                           6           676             (5)           516          1,193
                                                                ------        -------        -------        -------        -------
Net Income                                                           -             -              -            138            138
Capital Contribution                                                 -           150              -              -            150
Dividends Paid                                                       -             -              -            (10)           (10)
Change in unrealized losses on securities,
   net of tax *                                                      -             -           (649)             -           (649)
                                                                ------        -------        -------        -------        -------
BALANCE, DECEMBER 31, 1994                                       $   6        $  826         $ (654)        $  644         $  822
                                                                ------        -------        -------        -------        -------
                                                                ------        -------        -------        -------        -------

* The 1994 change in unrealized losses on securities, net of tax, includes a gain of $91 due to adoption of SFAS #115 as discussed in note 1b to the consolidated financial statements.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASHFLOW
                                  (IN MILLIONS)


                                              FOR THE YEARS ENDED DECEMBER 31,
                                                  1994       1993       1992
                                                  ----       ----       ----
OPERATING ACTIVITIES:
NET INCOME                                      $   138    $   143    $    76
Cumulative effect of accounting changes               -          -         13
Adjustments to net income:
Net realized investment gains before tax             (7)       (16)        (5)
Net policyholder investment losses
  (gains) before tax                                  5        (15)       (15)
Net deferred policy acquisition costs              (441)      (292)      (278)
Net amortization of premium (discount) on
  fixed maturities                                   41          2        (16)
Deferred income tax benefits                       (128)      (121)       (14)
(Increase) decrease  in premiums and
  amounts receivable                                 10        (28)       (14)
Increase in accrued investment income              (106)        (4)      (116)
Decrease(increase) in other assets                  101        (36)        88
Decrease(increase)  in reinsurance
  recoverable                                        75       (121)         0
Increase in liability for future policy
  benefits                                          224        360        527
Increase in other liabilities                       191        176         92
                                                --------  ---------   --------
CASH PROVIDED BY OPERATING ACTIVITIES               103         48        338
                                                --------  ---------   --------
INVESTING ACTIVITIES:
Purchases of fixed maturity investments          (9,127)   (12,406)    (8,948)
Proceeds from sales of fixed maturity
  investments                                     5,708      8,813      5,728
Maturities and principal paydowns of
  long-term investments                           1,931      2,596      1,207
Net purchases of other investments               (1,338)      (206)      (106)
Net sales (purchases) of short-term
  investments                                       135       (564)       221
                                                --------  ---------   --------
CASH USED FOR INVESTING ACTIVITIES               (2,691)    (1,767)    (1,898)
                                                --------  ---------   --------
FINANCING ACTIVITIES:
Net receipts from investment and UL-type
contracts credited to policyholder account
balances                                          2,467      1,513      1,512
Capital contribution                                150        180         25
Excess of assets over liabilities on
  reinsurance assumed from affiliate                 -           -         34
Dividends paid                                      (10)         -          -
                                                --------  ---------   --------
CASH PROVIDED BY FINANCING
  ACTIVITIES                                      2,607      1,693      1,571
                                                --------  ---------   --------
NET INCREASE(DECREASE) IN CASH                       19        (26)        11
Cash at beginning of period                           1         27         16
                                                --------  ---------   --------
CASH AT END OF PERIOD                           $    20    $     1    $    27
                                                --------  ---------   --------
                                                --------  ---------   --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (DOLLAR AMOUNTS IN MILLIONS)

1.   SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION:

          These consolidated financial statements include Hartford Life Insurance Company (the Company or HLIC) and its wholly-owned subsidiaries, ITT Hartford Life and Annuity Company (ILA) and ITT Hartford International Life Reassurance Corporation (HLR), formerly American Skandia Life Reinsurance Corporation. HLIC is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company (HLA).
          The Company is ultimately owned by Hartford Fire Insurance Company (Hartford Fire), which is ultimately owned by ITT Hartford Group, Inc., a subsidiary of ITT Corporation (ITT).

          The consolidated financial statements are prepared in conformity with generally accepted accounting principles which differ in certain material respects from the accounting practices prescribed or permitted by various insurance regulatory authorities.

          Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

     (B)  CHANGES IN ACCOUNTING PRINCIPLES:

          Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS)No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, Employers' Accounting for Postemployment Benefits", using the immediate recognition method. Accordingly, a cumulative adjustment (through December 31, 1991) of $7 after-tax has been recognized at January 1, 1992.

          Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the adjustment impacts Stockholder's Equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been recorded at fair value with the corresponding impact included in Stockholder's Equity. Under SFAS No. 115, the Company's fixed maturities are classified as "available for sale" and accordingly, these investments are reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized Loss on Securities, Net of Tax."
          As with the underlying investment security, unrealized gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91.

          The Company's cash flows were not impacted by these changes in accounting principles.

     (C)  REVENUE RECOGNITION:

          Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders. Deferred acquisition costs are amortized using the retrospective deposit method for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit and the prospective deposit method is used where investment margins are the primary source of profit.

     (D)  FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS:

          Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal, mortality and morbidity assumptions which vary by plan, year of issue and policy durations and include a provision for adverse deviation. Liabilities for universal life insurance and investment products represent policy account balances before applicable surrender charges.

     (E)  POLICYHOLDER REALIZED GAINS AND LOSSES:

          Realized gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

     (F)  DEFERRED POLICY ACQUISITION COSTS:

          Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring traditional life insurance products, are deferred and amortized over the lesser of the estimated or actual contract life. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins.

     (G)  INVESTMENTS:

          Investments in fixed maturities are classified as available for sale and accordingly reflected at fair value with the corresponding impact of unrealized gains and losses, net of tax, included as a component of
          stockholder's equity.   Securities and derivative instruments,
          including swaps, caps, floors, futures, forward commitments and collars, are based on dealer quotes or quoted market prices for the same or similar securities. While the Company has the ability and intent to hold all fixed income securities until maturity, due to contract obligations, interest rates and tax laws, portfolio activity occurs. These trades are motivated by the need to optimally position investment portfolios in reaction to movements in capital markets or distribution of policyholder liabilities. When an other than temporary reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Real estate is carried at cost less accumulated depreciation. Equity securities, which include common stocks, are carried at market value with the after-tax difference from cost reflected in stockholder's equity. Realized investment gains and losses, after deducting life and pension policyholders share are reported as a component of revenue and are determined on a specific identification basis.

     (H)  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company uses a variety of derivative financial instruments as part of an overall risk management strategy. These instruments, including swaps, caps, collars and exchange traded financial futures, are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Gains or losses on futures purchased in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as a basis adjustment to the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the basis of the hedged asset when the contract is closed. The basis adjustments are amortized into investment income over the remaining asset life.

          Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the income statement as a component of investment income.

          The Company's accounting for interest rate swaps and purchased or written caps, floors, and options used to manage risk is in accordance with the concepts established in SFAS 80, "Accounting for Futures Contracts", the American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options" and various EITF pronouncements, except for written options which are written in all cases in conjunction with other assets and derivatives as part of an overall risk management strategy. Such synthetic instruments are accounted for as hedges. Derivatives, used as part of a risk management strategy, must be designated at inception and have consistency of terms between the synthetic instrument and the financial instrument being replicated. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Interest rate swaps and purchased or written caps, floors and options which fail to meet management criteria are accounted for at fair market value with the impact reflected in net income.

          Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net payments are recognized as an adjustment to income. Should the swap be terminated, the gains or losses are adjusted into the basis of the asset or liability and amortized over the remaining life. The basis of the underlying asset or liability is adjusted to reflect changing market conditions such as prepayment experience. Should the asset be sold or liability terminated, the gains or losses on the terminated position are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components. That is, the settlement component is recognized in the Statement of Income while the change in market is recognized as an unrealized gain or loss.

          Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements used for risk management, as well as the net payments, are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life.

          Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in the cumulative translation adjustment component of stockholder's equity.

     (I)  RELATED PARTY TRANSACTIONS:

          Transactions of the Company with its parent and affiliates relate principally to tax settlements, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims.

          Substantially all general insurance expenses related to the Company, including rent expenses, are initially paid by Hartford Fire. Direct expenses are allocated to the Company using specific identification and indirect expenses are allocated using other applicable methods.

          The rent paid to Hartford Fire for the space occupied by the Company
          was $3   in 1994, 1993, and 1992 respectively.  The Company expects to pay rent of $3 in 1995, 1996, 1997,1998, and 1999 respectively and $60 thereafter, over the contract life of the lease.

          See also Note (4) for the related party coinsurance agreements.

2.   INVESTMENTS

     (A)  COMPONENTS OF NET INVESTMENT INCOME:



                                                  1994        1993       1992
                                                  ----        ----       ----
Interest income                                  $1,247      $1,007       $894
Income from other investments                        54          53         15
                                                 ------      ------     ------
GROSS INVESTMENT INCOME                           1,301       1,060        909
Less: investment expenses                             9           9          2
                                                 ------      ------     ------
NET INVESTMENT INCOME                            $1,292      $1,051       $907
                                                 ------      ------     ------
                                                 ------      ------     ------

     (B)  UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES:

                                                  1994        1993       1992
                                                  ----        ----       ----
Gross unrealized gains                            $  2        $  3        $ 2
Gross unrealized losses                            (11)        (11)        (2)
Deferred income tax expense (benefit)               (3)         (3)         0
                                                 ------      ------     ------
NET UNREALIZED LOSSES AFTER TAX                     (6)         (5)         0
Balance at beginning of year                        (5)          0          1
                                                 ------      ------     ------
CHANGE IN NET UNREALIZED LOSSES ON
  EQUITY SECURITIES                               $ (1)       $ (5)       $(1)
                                                 ------      ------     ------
                                                 ------      ------     ------

     (C)  UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES:

                                                  1994        1993       1992
                                                  ----        ----       ----
Gross unrealized gains                         $   150       $ 538      $ 521
Gross unrealized losses                         (1,185)       (290)      (302)
                                               --------      ------     ------
NET UNREALIZED (LOSSES) GAINS                   (1,035)        248        219
Unrealized losses credited to policyholders         37           0          0
Deferred income tax expense (benefit)             (350)         87         75
                                               --------      ------     ------
NET UNREALIZED  (LOSSES) GAINS AFTER TAX          (648)        161        144
Balance at beginning of year                       161         144        297
                                               --------      ------     ------
CHANGE IN NET UNREALIZED (LOSSES)GAINS ON
  FIXED MATURITIES                             $  (809)      $  17      $(153)
                                               --------      ------     ------
                                               --------      ------     ------

     (D)  COMPONENTS OF NET REALIZED GAINS:

                                                  1994        1993       1992
                                                  ----        ----       ----
Fixed maturities                                  $(34)       $(12)       $20
Equity securities                                  (11)          0          3
Real estate and other                               47          43         (3)
Less: (decrease)increase in liability
  to policyholders for realized gains               (5)         15         15
                                                 ------      ------     ------
NET REALIZED GAINS                                $  7        $ 16        $ 5
                                                 ------      ------     ------
                                                 ------      ------     ------

     (E)  DERIVATIVE INVESTMENTS:

          A summary of investments, segregated by major category along with the types of derivatives and their respective notional amounts, are as follows as of December 31, 1994 :


                            SUMMARY OF INVESTMENTS
                            AS OF DECEMBER 31, 1994
                               (CARRYING AMOUNTS)

                                                                         ISSUED CAPS,    PURCHASED
                                         TOTAL CARRYING        NON-        FLOORS &     CAPS, FLOORS        FUTURES          SWAPS
                                              VALUE         DERIVATIVE    OPTIONS (B)  & OPTIONS (C)          (D)             (F)
                                         --------------     ----------   ------------  -------------       --------         ------
Asset Backed Securities                         $5,670          $5,690          $(31)            $24             $0          $(13)
Inverse Floaters (A)                               474             482            (9)              4              0            (3)
Anticipatory (E)                                   (30)              0             0               2              0           (32)
                                               --------        -------         ------         ------         ------         ------
TOTAL ASSET BACKED SECURITIES                    6,114           6,172           (40)             30              0           (48)

Other Bonds and Notes                            6,533           6,606             0               0              0           (73)

Short-Term Investments                             782             782             0               0              0             0
                                               --------        -------         ------         ------         ------         ------
TOTAL FIXED MATURITIES                          13,429          13,560           (40)             30              0          (121)

Other Investments                                3,105           3,105             0               0              0             0
                                               --------        -------         ------         ------         ------         ------

TOTAL INVESTMENTS                              $16,534         $16,665          $(40)            $30             $0         $(121)
                                               --------        -------         ------         ------         ------         ------
                                               --------        -------         ------         ------         ------         ------

                     SUMMARY OF  INVESTMENTS IN DERIVATIVES
                            AS OF DECEMBER 31, 1994
                               (NOTIONAL AMOUNTS)

                                                          ISSUED CAPS,    PURCHASED
                                         TOTAL NOTIONAL     FLOORS, &   CAPS, FLOORS,        FUTURES          SWAPS
                                            AMOUNT         OPTIONS (B)  & OPTIONS (C)          (D)             (F)
                                         --------------   ------------  -------------       --------         ------
Asset Backed Securities                          $4,244         $1,311         $2,546            $75           $312
Inverse Floaters (A)                              1,129            277             63              3            786
Anticipatory (E)                                    835              0            209            101            525
                                                -------        -------        -------        -------        -------
TOTAL ASSET BACKED                                6,208          1,588          2,818            179          1,623

Other Bonds and Notes                               670              0             72             74            524

Short-Term Investments                                0              0              0              0              0
                                                -------        -------        -------        -------        -------
TOTAL FIXED MATURITIES                            6,878          1,588          2,890            253          2,147

Other Investments                                    16              0              3              0             13
                                                -------        -------        -------        -------        -------

TOTAL INVESTMENTS                                $6,894         $1,588         $2,893           $253         $2,160
                                                -------        -------        -------        -------        -------
                                                -------        -------        -------        -------        -------

A summary of the notional and fair value of derivatives with off Balance Sheet risk as of December 31, 1993 is as follows:


                              ISSUED SWAPS, CAPS
                              FLOORS AND COLLARS   FUTURES  FORWARDS     TOTAL
                              ------------------   -------  --------     -----
Notional                                 $7,015     $1,792       $91   $8,898
Fair Value                                  $(4)        $0        $1      $(3)

     (A) Inverse floaters, which are variations of CMO's for which the coupon rates move inversely with an index rate (e.g. LIBOR). The risk to principal is considered negligible as the underlying collateral for
          the securities is guaranteed or sponsored by government agencies.   To
          address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and issued floors.

     (B) Comprised primarily of caps ($1,459) with a weighted average strike rate of 7.7% (ranging from 6.8% to 10.2%). Over 70% mature in 1997 and 1998. Issued floors total $125 with a weighted average strike rate of 8.3% and mature in 2004.

     (C) Comprised of purchased floors ($1,856), purchased options and collars ($633) and purchased caps ($404). The floors have a weighted average strike price of 5.8% (ranging from 4.8% and 6.6%) and over 85% mature in 1997 and 1998. The options and collars generally mature in 1995 and 2002. The caps have a weighted average strike price of 7.2% (ranging from 4.5% and 8.9%) and over 66% mature in 1997 through 1999.

     (D)  Over 95% of futures contracts expire before December 31, 1995.

     (E) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the consolidated balance sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1994, these were $(33) million in net deferred losses for futures, interest rate swaps and purchased options.

     (F) The following table summarizes the maturities of interest rate and foreign currency swaps outstanding at December 31, 1994 and the related weighted average interest pay rate or receive rate assuming current market conditions:

            MATURITY OF SWAPS ON INVESTMENTS  AS OF DECEMBER 31, 1994

                                                                                                                          MATURITY
      DERIVATIVE TYPE                                  1995      1996      1997      1998      1999      2000+     TOTAL     LAST
      ---------------                                  ----      ----      ----      ----      ----      -----     -----  --------
INTEREST RATE SWAPS:
PAY FIXED/RECEIVE VARIABLE:
Notional Value                                            $0       $15       $50        $0      $446      $268      $779      2004
Weighted Average Pay Rate                               0.0%      5.0%      7.2%      0.0%      8.2%      7.8%      7.9%
Weighted Average Receive Rate                           0.0%      6.4%      5.7%      0.0%      7.5%      6.5%      7.0%
PAY VARIABLE/RECEIVE FIXED:
Notional Value                                          $311       $50      $100       $25      $175      $100      $761      2002
Weighted Average Pay Rate                               5.1%      5.3%      5.5%      5.3%      5.4%      6.0%      5.4%
Weighted Average Receive Rate                           8.0%      8.0%      7.5%      4.0%      4.5%      7.2%      6.9%
PAY VARIABLE/RECEIVE DIFFERENT VARIABLE:
Notional Value                                           $95       $50       $18       $15        $5      $232      $415      2005
Weighted Average Pay Rate                               4.2%      6.4%      6.8%      6.2%      0.0%      6.0%      5.7%
Weighted Average Receive Rate                           9.1%      6.3%      9.5%      6.4%      0.0%      6.3%      7.1%
TOTAL INTEREST RATE SWAPS                               $406      $115      $168       $40      $626      $600    $1,955      2004
Total Weighted Average Pay Rate                         4.9%      5.7%      6.1%      5.6%      7.4%      6.8%      6.5%
Total Weighted Average Receive Rate                     8.2%      7.1%      7.2%      4.9%      6.7%      6.5%      7.0%
FOREIGN CURRENCY  SWAPS                                  $35       $46       $29       $15       $10       $70      $205      2002
TOTAL SWAPS                                             $441      $161      $197       $55      $636      $670    $2,160      2005

          In addition to risk management through derivative financial instruments pertaining to the investment portfolio, interest rate sensitivity related to certain Company liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another, was $1.7 billion and $1.3 billion at December 31, 1994 and 1993 respectively. The weighted average pay rate is 6.2%; the weighted average receive rate is 6.6% , and these agreements mature at various times through 2004.


     (F)  CONCENTRATION OF CREDIT RISK:
          The Company has a reinsurance recoverable of $4.4 billion from Mutual Benefit Life Assurance Corporation (Mutual Benefit). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk.

          The Company currently owns $39.2 million par value of Orange County, California Pension Obligation Bonds, $17.1 million of which it continues to carry as available for sale under FASB 115 and $22.1 million which are included in the Separate Account Assets. While Orange County is currently operating under Protection of Chapter 9 of the Federal Bankruptcy Laws, the Company believes it is probable that it will collect all amounts due under the contractual terms of the bonds and that the bonds are not permanently or other than temporarily impaired.

          As of December 31, 1994 the Company owned $66.1 million of Mexican bonds, $52.3 million of which are payable in Mexican pesos but are fully hedged back to U.S. dollars, and $13.8 million of U.S. Dollar Denomination Mexican bonds. The primary risks associated with these securities is a default by the Mexican government or imposition of currency controls that prevent conversion of Mexican pesos to U.S. dollars. The Company believes both of these risks are remote.

     (G)  FIXED MATURITIES:
          The schedule below details the amortized cost and fair values of the Company's fixed maturities by component, along with the gross unrealized gains and losses:


                                                       1994
                                                       ----
                                  GROSS        GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED
                                  COST         GAINS      LOSSES    FAIR VALUE
                                ---------  -----------  ----------  ----------
U.S. Government and government
  agencies and authorities:
- - guaranteed and sponsored         $1,516           $1       $(87)      $1,430
- - guaranteed and sponsored
  - asset backed                    4,256           78       (571)       3,763
States, municipalities and
  political subdivisions              148            1        (12)         137
International governments             189            1        (14)         176
Public utilities                      531            1        (32)         500
All other corporate                 3,717           38       (297)       3,458
All other corporate
  - asset backed                    2,442           30       (121)       2,351
Short-term investments              1,665            0        (51)       1,614
                                  -------        -----    --------     -------
TOTAL                             $14,464         $150    $(1,185)     $13,429
                                  -------        -----    --------     -------
                                  -------        -----    --------     -------


                                                      1993
                                                      ----
                                               GROSS      GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED       FAIR
                                  COST         GAINS      LOSSES         VALUE
                                ---------   ----------  ----------      ------
U.S. Government and government
  agencies and authorities:
- - guaranteed and sponsored        $ 1,637       $   15    $   (12)     $ 1,640
- - guaranteed and sponsored
  - asset backed                    4,070          235       (219)       4,086
States, municipalities and
  political subdivisions               73            9           0          82
International governments             100            5         (3)         102
Public utilities                      423           20         (2)         441
All other corporate                 3,598          180        (42)       3,736
All other corporate
  - asset backed                    1,806           74        (12)       1,868
Short-term investments                890            0           0         890
                                 --------      -------    --------    --------
TOTAL                             $12,597       $  538    $  (290)     $12,845

                                 --------      -------    --------    --------
                                 --------      -------    --------    --------

          The amortized cost and estimated fair value of fixed maturity investments at December 31, 1994, by maturity, are shown below. Asset backed securities are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting the borrowers' rights to call or prepay their obligations.


                                        AMORTIZED COST    ESTIMATED FAIR VALUE
                                        --------------    --------------------
MATURITY
- --------
Due in one year or less                        $ 2,214                 $ 2,183
Due after one year through five years            7,000                   6,647
Due after five years through ten years           3,678                   3,334
Due after ten years                              1,572                   1,265
                                             ---------               ---------
                                               $14,464                 $13,429
                                             ---------               ---------
                                             ---------               ---------

          Sales of fixed maturities excluding short-term fixed maturities for the years ended 1994, 1993, and 1992 resulted in proceeds of $5,708, $8,813, and $5,728, respectively, resulting in gross realized gains of $71, $192, and $140, and gross realized losses of $100, $219, and $135, respectively, not including policyholder gains and losses.
          Sales of equity securities and other investments for the years ended December 31, 1994, 1993, and 1992 resulted in proceeds of $159, $127 and $7, respectively, resulting in gross realized gains of $3, $0, and $3, and gross realized losses of $14, $0, and $0, respectively, not including policyholder gains and losses.

     (H)  FAIR VALUE OF FINANCIAL INSTRUMENTS NOT DISCLOSED ELSEWHERE :

          BALANCE SHEET ITEMS:


                                           1994                     1993
                                  CARRYING       FAIR    CARRYING        FAIR
                                   AMOUNT        VALUE    AMOUNT         VALUE
                                 ---------      ------   --------       ------
         ASSETS
Other invested assets:
Policy loans                        $2,614      $2,614     $1,397       $1,397
Mortgage loans                         316         316        228          228
Investments in partnership
  and trusts                            36          42         14           34
Miscellaneous                           67          67         22           63

         LIABILITIES
Other policy claims and
  benefits                         $13,001     $12,374    $11,140      $11,415

          The following methods and assumptions were used to estimate the fair value of each class of financial instrument:policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust management; and other policy claims and benefits payable are determined by estimating future cash flows discounted at the current market rate.

3.   INCOME TAX

          The Company is included in ITT's consolidated U.S. Federal income tax return and remits to (receives from) ITT a current income tax provision (benefit) computed in accordance with the tax sharing arrangements between ITTand its insurance subsidiaries. The effective tax rate was 32% in 1994, and approximates the U.S. statutory tax rates of 35% in 1993 and 34% in 1992. The provision for income taxes was as follows:

INCOME TAX EXPENSE:
                                                  1994      1993      1992
                                                  ----      ----      ----
     Current                                      $185   $ $ 190   $ $ 124
     Deferred                                     (120)     (115)      (79)
                                                -------  --------  --------
                                                  $ 65   $ $  75   $ $  45
                                                -------  --------  --------
                                                -------  --------  --------

                                                   1994      1993      1992
                                                   ----      ----      ----
TAX PROVISION AT U.S. STATUTORY RATE                $71       $76       $46
Tax-exempt income                                    (3)        0         0
Foreign tax credit                                   (1)        0         0
Other                                                (2)       (1)       (1)
                                                  -----     -----     -----
PROVISION FOR INCOME TAX                           $ 65       $75       $45
                                                  -----     -----     -----
                                                  -----     -----     -----

     Income taxes paid were $ 244 , $301 and $36 in 1994, 1993, and 1992 respectively. The current taxes due from or (to) Hartford Fire were $46, and $19 in 1994 and 1993 respectively.

     Deferred  tax assets include the following:

                                                   1994      1993
                                                   ----      ----
Tax deferred acquisition cost                     $284      $158
Book deferred acquisition costs and  reserves     (134)      (30)
Employee benefits                                    7         7
Unrealized loss on "available for sale"
  securities                                       353         3
Investments and other                               80       (24)
                                                -------   -------
                                                  $590      $114
                                                -------   -------
                                                -------   -------

     Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1994 was $24.

4.   REINSURANCE

     The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers. Group life and accident and health insurance business is substantially reinsured to affiliated companies.

     Life insurance net retained premiums were comprised of the following:

                                                  1994      1993      1992
                                                  ----      ----      ----
Gross premiums                                   $1,316    $1,135      $680
Reinsurance assumed                                 299        93        30
Reinsurance ceded                                   515       481       451
                                                -------   -------     -----
NET RETAINED PREMIUMS                            $1,100      $747      $259
                                                -------   -------     -----
                                                -------   -------     -----

     Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1994, 1993 and 1992 approximated $164, $149, and $73, respectively.

     In December 1994, the Company assumed from a third party approximately $500 million of corporate owned life insurance reserves on a coinsurance
     basis.   Also in December 1994, ILA ceded to ITT Lyndon Insurance Company
     $1 billion in individual fixed and variable annuities on a modified coinsurance basis. These transactions did not have a material impact on consolidated net income.

     In October 1994, HLR recaptured approximately $500 million of corporate owned life insurance from a third party reinsurer. Subsequent to this transaction, HLIC and HLR restructured their coinsurance agreement from coinsurance to modified coinsurance, with the assets and policy liabilities placed in the separate account. In May 1994, HLIC assumed and reinsured the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $400 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

     In June 1993, the Company assumed and partially reinsured the annuity, life and accident and sickness insurance policies of Fidelity Bankers Life Insurance Company in Receivership for Conservation and Rehabilitation, with account values of $3.2 billion. The Company received cash and investment grade assets to assume insurance and annuity contract obligations. Substantially all of these contracts were placed in the Company's separate accounts.

     In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of HLA. As a result of this transaction, the assets and liabilities of the company increased approximately $1 billion. The excess of liabilities assumed over assets received, of $2, was recorded as a decrease to capital surplus. The impact on consolidated net income was not significant.

     On November 4, 1992, the Company entered into a definitive agreement whereby the Company assumed the contract obligations of Mutual Benefit Life Assurance Corporation's (Mutual Benefit) individual corporate owned life insurance (COLI) contracts. The Company received $5.6 billion in cash and invested assets, $5.3 billion of which were policy loans, from Mutual Benefit for assuming the contract obligations. Simultaneously, the Company coinsured approximately 84% of the contract obligations back to Mutual Benefit, HLR and an unaffiliated reinsurer. In August 1993, the Company received assets of $300 million for assuming the group COLI contract obligations of Mutual Benefit, through an assumption reinsurance transaction. Under the terms of the agreement, the Company coinsured back
     75% of the liabilities to Mutual Benefit.   All  assets supporting Mutual
     Benefit's reinsurance liability to HLIC are placed in a "security trust", with Hartford Life as the sole beneficiary. The impact on 1992 consolidated net income was not significant.

     In 1992, all ordinary individual life insurance written and in force in HLA was assumed by HLIC. As a result of this transaction, the assets of HLIC increased by approximately $437, liabilities increased approximately $403. The excess of assets over liabilities of $34 was recorded as an increase in capital.

5.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $2, $3 and $2 in 1994, 1993 and 1992, respectively.

     The Company provides certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. Effective January 1, 1992, the Company adopted SFAS No. 106, using the immediate recognition method for all benefits accumulated to date. As of June 1992, the Company amended its plans, effective January 1, 1993, whereby the Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan amendments increased deductibles and set a defined dollar cap which limits average company contributions. The effect of these changes is not material. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by Hartford Fire, was $1, $1, and $1, for 1994, 1993, and 1992 respectively.

     The assumed rate of future increases in the per capita cost of health care (the health care trendrate) was 11% for 1994, decreasing ratably to 6 % in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. The assumed weighted average discount rate was 8.5%. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

6.   BUSINESS SEGMENT INFORMATION

The reportable segments and product groups of HLIC and its subsidiaries are:
INDIVIDUAL LIFE AND ANNUITIES (ILAD)
- -Individual life
- -Fixed and variable retirement annuities

ASSET MANAGEMENT SERVICES (AMS)
- -Group Pension Plans products and services
- -Deferred Compensation Plans products and services
- -Structured Settlements and lottery annuities

SPECIALTY
- -Corporate Owned Life Insurance (COLI) and HLR


                                            1994          1993          1992
                                           ------        ------        ------
REVENUES:
ILAD                                          $691          $595          $305
AMS                                            789           794           770
Specialty                                      919           425            96
                                           -------       -------       -------
                                            $2,399        $1,814        $1,171
                                           -------       -------       -------
                                           -------       -------       -------
INCOME BEFORE INCOME TAX:
ILAD                                          $139          $129           $73
AMS                                             38            71            56
Specialty                                       26            18             5
                                           -------       -------       -------
                                              $203          $218          $134
                                           -------       -------       -------
                                           -------       -------       -------
IDENTIFIABLE ASSETS:
ILAD                                       $26,668       $19,147        $9,474
AMS                                         13,334        12,416        11,198
Specialty                                    7,847         6,723         5,910
                                           -------       -------       -------
                                           $47,849     $  38,286     $  26,582
                                           -------       -------       -------
                                           -------       -------       -------

7.   STATUTORY NET INCOME AND SURPLUS

     Substantially all of the statutory surplus is permanently reinvested or is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval.

     Statutory net income and surplus as of December 31 were:

                                              1994           1993         1992
                                              ----           ----         ----
Statutory net income                           $58            $63          $65

Statutory surplus                             $941           $812         $614

     The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

8.   SEPARATE ACCOUNTS:

     The Company maintains separate account assets and liabilities totaling $22.8 billion and $16.3 billion at December 31, 1994 and 1993, respectively which are reported at fair value. Separate account assets are segregated from other investments and are not subject to claims that arise out of any other business of the Company. Investment income and gains and losses of separate accounts accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $14.8 billion and $11.5 billion at December 31, 1994 and 1993, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate account assets totaling $8.0 billion and $4.8 billion at December 31, 1994 and 1993, respectively, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Investment income (including investment gains and losses) on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $256, $189, and $92, in 1994, 1993, and 1992, respectively.

     The guaranteed separate accounts include modified guaranteed individual annuity, and modified guaranteed life insurance. The average credit interest rate on these contracts is 6.44%. The assets that support these liabilities are comprised of $7.5 billion in bonds and $.5 billion in policy loans. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which total $(16.2) million in carrying value and $3.2 billion in notional amounts.

9.   COMMITMENTS AND CONTINGENCIES

     In August 1994, HLIC renewed a two year note purchase facility agreement which in certain instances obligates the Company to purchase up to $100 million in collateralized notes from a third party. The Company is receiving fees for this commitment. At December 31, 1994, the Company has not purchased any notes under this agreement.

     In March 1987, HLIC guaranteed the commercial mortgages (principal and accrued interest) that were sold under a pooling and servicing agreement of the same date. Mortgages aggregating approximately $53.0million were sold in this transaction, and the remaining balance on these loans is $21.1 million. There was no impact on operations due to this guarantee.

     Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on HLIC under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states.

     The Company is involved in various legal actions, some of which involve claims for substantial amounts. In the opinion of management the ultimate liability with respect to such lawsuits, as well as other contingencies, is not considered material in relation to the consolidated financial position of the Company.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

    1. Separate Account VL I meets the definition of "Separate Account" under Rule 6e-3(T).

    2. The Registrant represents that:

          (a)  it relies on Rule 6e-3(T)(b)(13)(ii)(F) to offer the Policies;
          (b) the level of mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.
          (c) the Company has conducted a survey of similar policies and insurers and determined that the charge is within the range of industry practice;
          (d) the Company undertakes to keep and make available to the Commission upon request the documents we used to support the representation in (b); and
          (e) the Company further represents that the account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve a plan under Rule 12b-1 to finance distribution expenses.
          (f) The life insurer has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account benefits the separate account and contractholders and will keep and make available to the Commission on request a memorandum setting for the basis for this representation.

                         UNDERTAKING ON INDEMNIFICATION

    Article VIII of the Bylaws of Hartford Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

    Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

    (b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or (2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interests of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as provided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

    (c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

    (d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The Board of Directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or
(4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

    (e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court. The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, as the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

    (f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the Board of Directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

    (g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against judgments, fines, penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section. No provision made a part of the incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive.

    The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement comprises the following papers and documents:

    The facing sheet.
    The prospectus consisting of   pages.
    The undertaking to file reports.
    The Rule 484 undertaking.
    The signatures.

    The following exhibits:


   (I) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

    A. (1) Resolution of Board of Directors of the Company authorizing the Separate Account; Filed with this Registration Statement.
         (2) Not applicable.

         (3) (a)  Principal Underwriting Agreement; and

         (3) (b) Form of Selling Agreements; Filed with this Registration Statement.
         (3) (c)  Not Applicable.

         (4) Not Applicable.

         (5) Form of Flexible Premium Variable Life Insurance Policy; Filed with this Registration Statement.
         (6) (a)  Charter of Hartford Insurance Company; and

         (6) (b)  Bylaws   of   Hartford   Insurance   Company;   Filed   with
                  Registration Statement.
         (7) Not Applicable.

         (8) Not Applicable.

         (9) Not Applicable.

        (10) Form of Application for Flexible Premium Variable Life Insurance Policies -- Filed with this Registration Statement.
        (11) Memorandum describing transfer and redemption procedures.

        (12) Power of Attorney.

  (II)  See Exhibit 1.A. (5) above.

  (III) Opinion and consent of Ken A. McCullum, Actuary -- Filed with this Registration Statement.
  (IV) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

   (V)  Not Applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city of Simsbury, and the
State of Connecticut on the ___ day of        , 1995.


                                             HARTFORD LIFE INSURANCE COMPANY
                                                  SEPARATE ACCOUNT VL I
                                                       (Registrant)

                                                By: /s/ STEPHEN P. MINIHAN

                                          --------------------------------------
                                            Stephen P. Minihan, Assistant Vice
                                                        President
                                                      and Controller

                                          HARTFORD LIFE INSURANCE COMPANY
                                                           (Depositor)

                                                By: /s/ STEPHEN P. MINIHAN

                                          --------------------------------------
                                            Stephen P. Minihan, Assistant Vice
                                                        President
                                                      and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Donald R. Frahm, Chairman and Chief Executive
  Officer, Director*
Bruce D. Gardner, General Counsel
  Corporate Secretary, Director*
Joseph H. Gareau, Executive Vice President and
  Chief Investment Officer, Director*
John P. Ginnetti, Senior Vice President,
  Director*
Thomas M. Marra, Senior Vice President,              *By:           /s/ RODNEY J. VESSELS
  Director*                                        ----------------------------------------
                                                              Rodney J. Vessels
                                                               Attorney-In-Fact
Leonard E. Odell, Jr., Senior Vice President,
  Director*
Lowndes A. Smith, President, Chief Operating                                            Dated:
  Officer, Director*                                   ---------------------------------------
Raymond P. Welnicki, Senior Vice President,
  Director*
Lizabeth H. Zlatkus, Vice President, Director*
Donald J. Znamierowski, Vice President,
  Comptroller, Director*

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
   SCHEDULE 1 - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN AFFILIATES
                                DECEMBER 31, 1994
                                  (IN MILLIONS)

                                                                                                AMOUNT
                                                                                               SHOWN ON
                                                                                               BALANCE
                    TYPE OF INVESTMENT                                  COST      FAIR VALUE     SHEET
                    ------------------                                ----------  ----------  ----------
FIXED MATURITIES


Bonds

 U.S. Government and government agencies
 and authorities:

 - guaranteed and sponsored                                           $    1,516  $    1,429  $    1,429

 - guaranteed and sponsored - asset backed                                 4,256       3,763       3,763

 States, municipalities and political subdivisions                           148         137         137

 International governments                                                   189         176         176

 Public utilities                                                            531         500         500

 All other corporate                                                       3,717       3,458       3,458

 All other corporate - asset backed                                        2,442       2,350       2,350

 Short-term investments                                                    1,665       1,616       1,616
                                                                          ------      ------      ------

TOTAL FIXED MATURITIES                                                    14,464      13,429      13,429


EQUITY SECURITIES


Common Stocks - industrial, miscellaneous and all other                       76          68          68
                                                                          ------      ------      ------

TOTAL FIXED MATURITIES AND EQUITY SECURITIES                              14,540      13,497      13,497


Policy loans                                                               2,614       2,614       2,614

Mortgage loans                                                               316         316         316

Other investments                                                            103         109         107
                                                                          ------      ------      ------


TOTAL INVESTMENTS                                                     $   17,573  $   16,536  $   16,534
                                                                          ------      ------      ------
                                                                          ------      ------      ------

Note: Fair values for stocks and bonds approximate those quotations published by applicable stock exchanges or are received from other reliable sources. The fair value for short - term investments approximates cost.

         Policy and mortgage loan carrying amounts approximate fair value.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                  (IN MILLIONS)


                                                                                          BENEFITS,       AMORTIZ-
                                                                                           CLAIMS         ATION OF
                                                                                          AND CLAIM       DEFERRED
               DEFERRED        FUTURE          OTHER         PREMIUMS         NET          ADJUST-         POLICY          OTHER
                POLICY         POLICY        POLICYHOL-     AND OTHER     INVESTMENT        MENT          ACQUISI-      INSURANCE
              ACQUISITION     BENEFITS       DER FUNDS     CONSIDERA-       INCOME         EXPENSES         TION         EXPENSES
 SEGMENT         COSTS              *                *        TIONS           (1)             (2)           COSTS           (3)
- -----------   -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
 Year ended
 December 31,
    1994
- --------------

I LAD        $      1,708   $        582   $      4,257   $        492  $         199   $        334   $        137   $         80
AMS                   101            845         10,160             39            750            695              8             48
SPECIALTY               0            463          6,911            569            350            376              0            518
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
             $      1,809   $      1,890   $     21,328   $      1,100   $      1,299   $      1,405   $        145   $        646
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


 Year ended
 December 31,
    1993
- --------------




I LAD        $      1,237   $        428   $      3,535   $        423   $        172    $       249    $        97   $        120
AMS                    97            703          9,026             35            759            662             16             45
SPECIALTY               0            528          5,673            289            136            135              0            272
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
             $      1,334   $      1,659   $     18,234   $        747   $      1,067   $      1,046   $        113   $        437
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


 Year ended
 December 31,
    1992
- -------------

I LAD        $        698   $      1,115   $      1,004   $        178   $        127   $        104   $         49   $         79
AMS                   101            583          8,256             27            743            657              6             51
SPECIALTY               0             46          5,822             54             42             36              0             55
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

             $        799   $      1,744   $     15,082   $        259   $        912   $        797   $         55   $        185
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
              -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

(*)  As Restated

(1) Investment income is allocated to the segments based on each segment's share of investable funds or on a direct basis, where applicable, including realized capital gains and losses.

(2) Benefits, claims and claim adjustment expenses includes the increase in liability for future policy benefits and death, disability and other contract benefit payments.

(3) Other insurance expenses are allocated to the segments based on specific identification, where possible, and related activities, including dividends to policyholders.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            SCHEDULE IV - REINSURANCE
                                  (IN MILLIONS)



                                                                                                                   PERCENTAGE
                                                           CEDED TO             ASSUMED                            OF AMOUNT
                                        GROSS                OTHER            FROM OTHER              NET           ASSUMED
                                        AMOUNT             COMPANIES           COMPANIES            AMOUNT           TO NET
                                       ---------           ---------           ---------           ---------        ---------
YEAR ENDED DECEMBER 31, 1994


LIFE INSURANCE IN FORCE              $   136,929         $    87,553         $    35,016         $    84,392            41.5%
                                       ---------           ---------           ---------           ---------

Premiums and other considerations
  ILAD                               $       448         $        71         $       106         $       483            22.0%
  AMS                                         39                   0                   0                  39             0.0%
  Specialty                                  521                 140                 188                 569            33.0%
  Accident and Health                        308                 304                   5                   9            55.6%
                                       ---------           ---------           ---------           ---------
TOTAL                                $     1,316                 515                 299               1,100            27.2%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------


YEAR ENDED DECEMBER 31, 1993

LIFE INSURANCE IN FORCE              $    93,099         $    71,415        $     27,067        $     48,751            55.5%
                                       ---------           ---------           ---------           ---------

Premiums and other considerations
  ILAD                               $       417         $        85        $         91        $        423            21.5%
  AMS                                         25                   0                   0                  25             0.0%
  Specialty                                  386                  97                   0                 289             0.0%
  Accident and Health                        307                 299                   2                  10            20.0%
                                       ---------           ---------           ---------           ---------
TOTAL                                $     1,135         $       481        $         93        $        747            12.4%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------

YEAR ENDED DECEMBER 31, 1992

LIFE INSURANCE IN FORCE              $    44,661         $    64,207         $    51,430         $    31,884           161.3%
                                                                               ---------           ---------

Premiums and other considerations
  ILAD                               $       208         $        71         $        27         $       164            16.5%
  AMS                                         27                   0                   0                  27             0.0%
  Specialty                                  153                  99                   0                  54             0.0%
  Accident and Health                        292                 281                   3                  14            21.4%
                                       ---------           ---------           ---------           ---------
TOTAL                                $       680         $       451         $        30         $       259            37.9%
                                       ---------           ---------           ---------           ---------
                                       ---------           ---------           ---------           ---------